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Follow-Up Materials

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REGISTRANT'S NAME Onfem Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

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JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 3735 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 6/21/02

東方有色集團有限公司
ONFEM HOLDINGS LIMITED

A BRIGHTER FUTURE AHEAD



Annual Report 2001 年報

目錄 Contents


國家有色金屬工業局*
STATE NONFERROUS METALS INDUSTRY ADMINISTRATION*
中國有色金屬(香港)集團有限公司*
CHINA NONFERROUS METALS GROUP (HONG KONG) LIMITED*
東方有色集團有限公司
ONFEM HOLDINGS LIMITED
貿易
TRADING
專業建築
SPECIALISED CONSTRUCTION CONTRACTING
地產
REAL ESTATE
工業油脂產品
INDUSTRIAL LUBRICANT PRODUCTS (Jaeger)
地產發展與投資
PROPERTY DEVELOPMENT & INVESTMENT
玻璃幕牆
CURTAIN WALL (Condo)
機電工程
ELECTRICAL & MECHANICAL ENGINEERING (Polycrown)
防火建材
FIRE PROOFING MATERIALS (Enful)

* 中華人民共和國(「中國」)國家經濟貿易委員會主任盛華仁先生於二零零一年二月十九日宣佈本公司之最終控股股東——中國國家有色金屬工業局——在中國有色金屬行業重組過程中已被撤消。

香港特別行政區(「香港」)高等法院於二零零二年四月十日頒令委任Ferrier Hodgson & Co. 的兩位主管John Lees及Desmond Chiong為本公司現時之控股股東——中國有色金屬(香港)集團有限公司(「中國有色香港」)——的臨時清盤人，即時生效。本公司已要求臨時清盤人知會本公司有關中國有色香港而對本公司有影響的任何重大發展。

* On 19 February 2001, Mr. Sheng Wa Ren (the Director of the State Economic and Trade Commission of The People's of China (the "PRC" or "China") promulgated that the Company's ultimate controlling shareholder, the State Nonferrous Metals Industry Administration of the PRC was cancelled in the course of restructuring of the non-ferrous metals industry of the PRC.

On 10 April 2002, the High Court of the Hong Kong Special Administrative Region ("HKSAR" or "Hong Kong") ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co., be appointed with immediate effect as provisional liquidators of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), the controlling shareholder of the Company for the time being. The Company has already requested the provisional liquidators to keep the Company informed of any material development of CNMG which may have an impact on the Company.

主席 / **Chairman**

高德柱 / Gao Dezhu

董事總經理 / **Managing Director**

王幸東 / Wang Xingdong

董事副總經理 / **Deputy Managing Director**

李世銘 / Li Shiming

執行董事 / **Executive Director**

何小麗 / He Xiaoli

非執行董事 / **Non-executive Directors**

譚惠珠 / Tam Wai Chu, Maria

林濬 / Lam Chun, Daniel

公司秘書 / **Company Secretary**

蕭天好 / Siu Tin Ho

核數師 / **Auditors**

安達信公司 / *Arthur Andersen & Co*

主要往來銀行 / **Principal Bankers**

香港上海滙豐銀行有限公司 / The Hongkong & Shanghai Banking Corporation Limited

法國巴黎銀行 / BNP Paribas

東亞銀行有限公司 / The Bank of East Asia, Limited

中國銀行(香港)有限公司 / Bank of China (Hong Kong) Limited

第一太平銀行 / First Pacific Bank

股份過戶登記處 / **Share Registrars**

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心十七樓
1712-1716室

Central Registration Hong Kong Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

註冊辦事處 / **Registered Office**

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處 / **Principal Office**

香港九龍
尖沙咀漆咸道南79號
中國五礦大廈11樓
電話：2613 6363
傳真：2581 9823

11/F., China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong
Tel: 2613 6363
Fax: 2581 9823

網址： / **Website:**

http://www.onfem.com

http://www.onfem.com

A Brig[illegible]

66 立足香港，發展內地 Strive to Establish in Hong Kong whilst Developing Mainland Operations 99



總覽

受全球經濟放緩和香港經濟持續低迷影響，本集團二零零一年的業務表現不夠理想，加上年內須為個別投資項目和自置物業作大幅撥備，年度業績出現了虧損。雖然面對嚴峻的挑戰，本集團仍然積極進行內部鞏固和調控工作，並按市場環境的轉變，適度調整發展策略，以期固本培元，創造更有利的條件，迎接新的發展時期的到來。

Overview

With the global economy slowing down and Hong Kong's economy continuing its sluggish mode, the Group recorded less than satisfactory performance in 2001. On top of this, substantial provision had to be made during the year for specific investment projects and self-owned property, resulting in an overall loss. Though faced with such great challenges, the Group persisted in carrying through internal consolidation and cost control and adjusted our development strategy in response to the changing market environment. The ultimate goal is to strengthen our financial position and to create more favourable conditions to enable us to grasp future development opportunities as they arise.

加強監察　提高公司管治水平

年內，本集團進一步加強內部監控及提高公司管治水平，成立了一個獨立的內部審計部門，同時又加強監管附屬公司的運作，針對性的推行多項措施，包括：進一步收緊工程合約報批及投標項目利潤守則，精簡人手和公司架構，以便使資源配置趨於有效合理。



立足香港　發展內地

除積極作內部調整外，本集團旗下各附屬公司亦按中港經濟環境的轉變，逐步以「立足香港，發展內地」為主要市場發展策略，即利用香港在技術及人才方面的既有優勢，大力拓展國內業務，以得享更高的經濟效益。發展情況理想，已成功取得不少合約，並正洽談多個項目。

過去倚重華南市場的積架集團，現已在西部數個工業重鎮設立分銷點。海外市場則已延伸至東南亞多個國家，年底分別在新加坡、馬來西亞及泰國設立分銷商。產品開發方面，五月重奪日本頂級壓鑄系列 –「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權，前景樂觀。

Step Up Control and Enhance Corporate Governance

During the year, the Group further strengthened internal control and improved the standard of corporate governance. An independent internal audit department was set up whilst the supervision of operations of subsidiaries was enhanced. Several focused measures were implemented, including, further scrutiny over the approval procedures of construction contracts and profit margin guidelines for tenders, streamlining headcounts and organization structure, all with the aim of achieving a more effective and rational resource allocation.

Strive to Establish in Hong Kong Whilst Developing Mainland Operations

Apart from active internal reengineering, various subsidiaries under the Group gradually adopted the principal market development strategy of "Strive to Establish in Hong Kong whilst Developing Mainland Operations" as the economic conditions in Hong Kong and China continued to evolve. In a nutshell, the strategy calls for utilizing the existing comparative advantage of Hong Kong in terms of technical skill and talent to actively explore mainland business, ultimately achieving higher economic benefit. The strategy has brought excellent results, with the Group succeeding in securing a number of contracts and negotiation on several projects are now underway.

In the past, Jaeger Group focused its business mainly in the Southern China market. However, it has now set up distribution bases in several important industrial cities in Western China. Overseas, Jaeger has extended its reach to a number of Southeast Asian countries. At the end of the year, distribution agencies were set up in Singapore, Malaysia and Thailand respectively. In the area of product development, in May 2001, Jaeger successfully re-gained the sole distributorship in Hong Kong and China of Nichibei's range which is the top range of die-casting product series in Japan. The potential of this project is most promising.

In specialized construction business, Condo Group, the Group's subsidiary, has gradually increased the weight of mainland business, in view of changes in the local market. In 2001, Condo actively participated in mainland development projects managed by Hong Kong enterprises. This has enabled further spread of risk and is deemed to have a long term effect on the stability and growth potential of the Group's profit

專業建築業務方面，本集團旗下的瑞和集團隨著本地市場的變化，把國內業務的比重逐漸提升，致力積極參與港商在國內的發展項目，令風險得以進一步分散，對保持集團盈利的穩定性及增長能力起了長遠作用。

多利加集團年內取得國內及香港多項機電工程項目。截至二零零一年十二月三十一日止，手頭合約的價值約為266,675,000港元。環保業務方面，多利加集團已鎖定幾種設備及系統作重點發展，由於港府大力推動節能產品應用，及國內對環境污染問題的治理嚴加重視，相信有助該等產品的推廣及銷售。

銀豐集團營業額亦較去年大幅上升，先後與多家實力雄厚的公司簽訂協議，相信這些協議可以為銀豐集團帶來穩定的收入。東莞百聞防火木門廠更添置了生產設備以應付日益增加的國內訂單。截至年底，銀豐集團在手合約的價值約35,000,000港元。

展望

展望未來，鑑於中國已成功取得2008年奧運會主辦權，國內的建築行業勢將蓬勃發展，相信會令本集團旗下的專業建築公司受惠。此外，本集團針對集團業務在香港以外地區的發展，大力加強風險防範及控制機制，積極建立經營管理自我完善機制，必將有效推動本集團的經營和運作，亦有助本集團掌握經濟復甦期所湧現的商機。本集團將繼續關注中港市場的發展形勢，務求在兩地開拓更大的客戶網絡，為股東謀求更理想的回報。

本人謹代表董事會，對管理層及全體員工的貢獻和辛勤努力，致以衷心謝意；並籲請各股東、客戶和供應商繼續給予支持，共創美好明天。

承董事會命

高德柱

主席

二零零二年四月二十三日

During the year, Polycrown Group succeeded in signing up several E&M projects in both China and Hong Kong. As at 31 December 2001, value of contracts in hand was approximately HK$266,675,000. As regards the environmental protection business, Polycrown has selected several equipment and systems as the main focus of development. The HKSAR government's commitment in promoting the use of energy-efficient products and the mainland government's stepped up effort in tackling problems caused by environmental pollution will definitely be conducive to the marketing and sales of these products.

Enful Group also achieved significant growth in turnover against the previous year. Agreements were concluded with several reputable companies. It is our belief that these agreements will generate steady revenue for Enful. During the year, its Bridgman fire door production plant in Dongguan installed new production equipment in a bid to support increasing number of orders from mainland customers. At the end of 2001, value of Enful's contracts in hand amounted to approximately HK$35,000,000.

Prospects

Looking ahead, with China's success in winning the right to host the 2008 Olympics, the construction industry in China is destined for a full boom. We are confident that this will benefit the Group's specialized construction operation. In addition, in a bid to develop business in regions outside Hong Kong, the Group will strive to strengthen the internal risk management and control mechanism, and to actively establish a self-improvement system in operational management. This will, beyond any doubt, effectively promote out operational efficiency and profitability to a new level, as well as enable the Group to grasp any opportunity which may emerge as the economy recovers. We will continue to closely monitor the market development in both China and Hong Kong, ultimately further expanding our customer network in these two areas and bringing higher return to our shareholders.

On behalf of the Board of Directors, I would like to extend my deepest gratitude to the management and all our staff for their contribution and hardwork. I would also like to call on all our shareholders, customers and suppliers to continue to render us support and to build a better tomorrow.

By order of the Board

Gao Dezhu

Chairman

23 April 2002



A Brighter Fut

業績及業務回顧

業績

本集團截至二零零一年十二月三十一日止之營業額為315,580,000港元，較上年度下降33%。於回顧年度，股東應佔虧損達373,734,000港元。

與二零零年錄得盈利比較，本集團於二零零一年之財政年度轉盈為虧，一方面是因為旗下附屬公司的業務受到外圍經濟持續低迷的負面影響，另一方面是由於本集團期內須為東方有色大廈的估值、京域高速公路項目及證券投資作大幅撥備。雖然如此，本集團財務狀況仍然良好。

業務回顧

1. 工業油脂產品生產與貿易

積架石油化工集團有限公司(「積架」)

年內，積架業績未如理想，主要是由於歐美以至全球經濟急速放緩，海外買家紛紛延遲或取消訂單。國內生產商則轉用廉價品牌，令各石油化工產品供應商大幅降價以圖生存。

於二零零一年，積架積極開發華中及華北地區市場，於無錫、常州、蘇州、武漢及南京設立分銷網。近期，積架亦看準中國政府加速開發西部，於漢中、重慶及成都等主要工業城市設立分銷網。海外市場方面，積架積極進軍東南亞地區，並已於年底在新加坡、馬來西亞及泰國設立分銷商。

此外，在香港工業北移的大趨勢下，積架現正埋首產品開發，務求擴大香港的零售及消費產品市場。自五月重奪日本頂級壓鑄系列—「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權後，積架亦正重新展開「日米」系列產品的銷售工作。

積架近兩年努力開源節流，成效漸顯，預料華南業務將會隨歐美經濟的復甦逐步回升。

Results

The Group recorded turnover of HK$315,580,000 for the year ended 31 December 2001, a decrease of 33% as compared with last year. The loss attributable to shareholders for the year under review was HK$373,734,000.

For the financial year 2001, the Group incurred a loss, compared with the profit recorded in 2000. The persistent sluggish external economies had dealt negative impact on the performance of the Group's subsidiaries. During the same period, the Group had to make substantial provision for the valuation of the ONFEM Tower, the Greater Beijing Region Expressways Project and investment securities. However, the Group's financial position remains sound.

Business Review

1. Manufacturing and Trading of Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited ("Jaeger")

During the year, Jaeger's performance was lacklustre, mainly due to a rapid economic downturn in Europe, the United States and over the world. A large number of overseas buyers delayed confirmation of orders or even cancelled orders. At the same time, producers in the mainland shifted to less expensive brands, forcing petrochemical suppliers to slash prices in a bid to survive in the highly competitive environment.

In 2001, Jaeger actively developed the Central and Northern China markets, setting up distribution networks in Wuxi, Changzhou, Suzhou, Wuhan and Nanjing respectively. In recent months, as the Chinese government embarked on policies to accelerate the development of the Western region, Jaeger was quick to recognize the potential and subsequently set up distribution networks in the major industrial cities of Hanzhong, Chongqing and Chengdu. As regards overseas markets, Jaeger has also taken active steps to penetrate the Southeast Asian countries, with distribution agencies being appointed in Singapore, Malaysia and Thailand respectively by the end of 2001.

In addition, as the trend of Hong Kong industries shifting their manufacturing bases to the North continues, Jaeger is currently engaging in full-scale product development, in a bid to expand the retail and consumer markets in Hong Kong. Since May 2001, when Jaeger successfully re-gained the sole distributorship in Hong Kong and China of Nichibei's range which is the top range of die-casting product series in Japan, sales and marketing activities on the Nichibei line have been resumed.

2. 專業建築

瑞和集團工程有限公司(「瑞和」)

由於本港地產市道仍受金融風暴陰霾籠罩，商廈近年又大幅減少採用玻璃幕牆，建築業可謂雪上加霜。白熱化的競爭更觸發了多輪減價戰。年內，瑞和的總營業額約為138,610,000港元。

為了適應本地市場的變化，瑞和決定分散風險，轉攻具龐大發展潛力的國內市場，針對由香港地產發展商或建築師所參與的國內發展項目，提供一貫的優質產品及設計，並以國內重要城市的優質幕牆工程為瑞和未來數年的主要目標。

多利加工程集團有限公司(「多利加」)

多利加繼上年度承接了北京東方廣場西公寓及香港九號集裝箱碼頭這兩個大型機電分包工程後，年內又取得國內及香港多項機電工程項目，包括：重慶時代廣場工程、香港東鐵支線大圍車廠及西鐵美孚車站工程，截至二零零一年十二月三十一日，手頭合約的價值約為266,675,000港元。

環保業務方面，多利加累積了兩年的市場及產品開拓經驗，目前已鎖定幾種設備及系統作重點發展。其中熱泵節能熱水器產品已成功進入香港市場，另太陽能產品的推廣亦正起步。由於港府大力推動節能產品的應用，相信有助該產品的推廣及銷售。國內的環保市場更見商機處處，2008年奧運會及"入世"效應促使國家對環境污染問題的治理嚴加重視。多利加現已初步進行有關市場和產品的研究及測試，把握良機，相信會逐漸見到成績。



In the past two years, Jaeger has also striven to explore more revenue sources while implementing stringent cost control, with satisfactory results. It is expected that business in Southern China will grow as the economic condition in Europe and the U.S. improves.

2. Specialised Construction Contracting

Condo Group Limited ("Condo")

The aftermath of the Asian financial crisis still looms large over Hong Kong's property market. The application of curtain walls on local commercial buildings sharply decreased in the recent years. This has meant a further blow to the construction industry. Cut-throat competition prompted several rounds of price war. In 2001, Condo recorded gross turnover of approximately HK$138,610,000.

In response to the changing local market, Condo decides to diversify risks and to shift its focus to the mainland market with huge potential. During the year, Condo started to offer its consistently high quality products and designs to mainland development projects, either with investment from Hong Kong property developers or with participation from Hong Kong architects. Condo has set its primary target for the coming few years on prime curtain wall projects in major cities in China.

Polycrown Engineering (Holdings) Limited ("Polycrown")

In 2000, Polycrown succeeded in winning two major E&M subcontracts: for the West Residential Apartment of Beijing Oriental Plaza and Container Port Terminal No. 9 in Hong Kong. During 2001, Polycrown concluded contracts for several other E&M projects, including: the Chongqing Times Square, Tai Wai Depot of the KCRC East Rail and Mei Foo Station of the KCRC West Rail. Value of contracts in hand as at 31 December 2001 was approximately HK$266,675,000.



As regards environmental protection business, Polycrown has accumulated two years of experience in market development and product promotion, and has now designated a number of equipment and systems as the focus for future development. Amongst these, the energy-saving heat pump and energy-saving water heater have successfully penetrated the Hong Kong market. The marketing campaign for solar electric power system has also been initiated. Since the government of the HKSAR is actively promoting the use of energy-efficient products, this will be conducive to the marketing and sales of these products. Market for environmental protection products in China presents even more promising opportunities. Beijing's hosting of the 2008 Olympics and China's accession to the WTO are destined to prompt the Chinese government to put the issue of tackling the problems caused by environmental pollution on the top of the agenda. Polycrown has conducted preliminary research and testing on relevant markets and products. This is expected to bring positive results given the right opportunity and decision.

銀豐集團有限公司(「銀豐」)

銀豐本年度營業額較去年大幅上升29%，歸功於二零零零年初開始展開的一系列整頓措施。銀豐現時的經營及管理模式均已顯著改善，競爭能力大大提高，令營業額得以上揚。

年內，銀豐先後與多家具雄厚實力的公司簽訂協議，相信可為銀豐帶來穩定收益。除了原來的核心業務(即以「百間牌」出產全系列木門)外，銀豐亦涉足木材及木器製品，兩者開始發揮相輔相承的規模效益。至於環保吸音工程，繼西鐵天水圍站後，銀豐於二零零二年初更取得元朗及朗屏站工程合約。



銀豐在國內的業務亦穩步上揚，訂單與日俱增。年內更添置了生產設備，以適應不斷增長的生產需要，而整體成本亦大幅下調。截至年底，銀豐在手合約的價值約35,000,000港元。

為配合未來業務發展需要，銀豐特於二零零一年底在東莞成立管理中心，應用最新資訊科技，統籌中港各區辦事處的資訊及資源管理，為銀豐提供即時資訊，讓管理層能作出及時、適當的反應和決策。憑藉其大中華市場的既有網絡，銀豐將可掌握中國入世和申奧成功的無限商機，深信來年發展將漸入佳境。

3. 地產發展及物業管理

中環雲咸街29號東方有色大廈

截至二零零一年十二月止，東方有色大廈的出租率維持於87%的水平，租客包括國際性和跨國企業的駐港辦事處。年內，收租情況和租客質素理想，為本集團帶來12,083,000港元的租金收益。管理層意識到香港經濟的轉變，正積極加強租務和大廈管理工作。



Enful Holdings Limited ("Enful")

Enful's turnover for the year 2001 recorded a remarkable increase of 29%, attributable largely to a number of consolidation measures adopted in early 2000. The current much improved operational and management systems have greatly enhanced Enful's competitiveness, driving a big leap in turnover.

During the year, Enful successively concluded agreements with several well-established companies. These are expected to bring steady revenue for Enful. Apart from its original core business (manufacturing a complete line of wooden doors under the brandname of "Bridgman"), Enful is also involved in timber and other wood products; both of these are showing benefits to Enful in terms of economies of scale. With regard to acoustic business, Enful secured two more contracts in early 2002 for the Yuen Long and Long Ping Stations subsequent to being awarded the contract for the Tin Shui Wai Station of West Rail.

Enful's business in China has also seen steady growth, with increasing orders coming in. In 2001, new production equipment had been installed to meet the escalating demand and the overheads consequently reduced. At the end of the year, value of contracts in hand amounted to approximately HK$35,000,000.

To coincide with future development, Enful set up a management centre in Dongguan towards the end of 2001. The centre applies the latest information technology to centralize information and resources management of various offices in China and Hong Kong so as to enable senior management to make timely and appropriate responses and decisions with real-time information. Capitalizing on its existing network in the greater China market, Enful will be able to effectively tap the lucrative potential brought by China's accession to the WTO and the 2008 Beijing Olympics. We are confident that even better performance could be achieved in the coming year.

3. Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

As of December 2001, the occupancy rate of ONFEM Tower was maintained at the level of 87%; tenants include international and multinational conglomerates which maintain their representative offices in Hong Kong. During the year, rental income and quality of tenants remain satisfactory, bringing rental revenue of HK$12,083,000 for the Group. In view of the structural change in the Hong Kong economy, senior management is actively stepping up effort in leasing and estate management.

澳洲悉尼住宅發展項目－雅景軒

本集團預計能在短期內出售餘下的頂樓複式住宅物業，收回全部投資，預計總銷售收入約1,700,000澳元。

中國珠海海天花園

珠海獨有的地理優勢，與其高新技術產業基地的城市發展定位，均為吸引外商投資的有利條件。這將大幅提高住宅及商廈的需求，有助珠海市的房地產業發展。

目前，本集團持有的珠海海天花園項目已基本完成地面以下工程。

4. 基建項目投資

京域高速公路有限公司（「京域」）

京域的全資附屬公司京冠高速公路有限公司於二零零零年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後，所有財務資料由清盤官接管。本集團正密切留意清盤進度，以維護本集團的最終利益。

財務狀況

本集團財政基礎穩固，截至二零零一年十二月三十一日止，現金及銀行結餘接近412,000,000港元（二零零零年：約484,000,000港元）。

承董事會命

王幸東

董事總經理

香港，二零零二年四月二十三日

The Garret, a residential project in Sydney, Australia

The Group anticipates that the remaining penthouse suites will be disposed of in the imminent future and the total investment cost will be recouped. The estimated total sales proceeds is A$1,700,000.

Hai Tian Garden, Zhuhai, China

The unique geographical location of Zhuhai and the policy to position itself as a hub for new and high technological industries are strong attractions to foreign investors. The resulting greater demand for residential and commercial properties will in turn benefit the development of the Zhuhai real estate market.

At present, the Zhuhai Hai Tian Garden project invested by the Group has basically completed work on the substructure.

4. Infrastructure Investment

Greater Beijing Region Expressways Limited ("GBRE")

A winding up order was issued by the High Court of the HKSAR against Greater Beijing First Expressways Limited, a wholly-owned subsidiary of GBRE, on 12 June 2000. Since the issue of the abovementioned winding up order, all the financial information is withheld by the liquidator. The Group will pay close attention to the progress of the liquidation so as to protect the interests of the Group.

Financial Position

The Group's financial condition remains healthy. As at 31 December 2001, its cash on hand and bank balances amounted to approximately HK$412 million (2000: approximatley HK$484 million).

By Order of the Board

Wang Xingdong

Managing Director

Hong Kong, 23 April 2002

董事會成員

Board of Directors



高德柱先生，現年六十二歲，於一九九八年六月出任本公司執行董事兼主席，彼亦為中國有色金屬（香港）集團有限公司（「中國有色（香港）」）之主席，東方鑫源（集團）有限公司（「東方鑫源」）執行董事兼主席，原國家有色金屬工業局副局長。高先生畢業於撫順師範學院，現亦為中國高級經濟師。在加入本公司前，彼曾任中國銀行副行長，擁有逾四十年金融工作經驗和豐富的經營管理經驗。

Mr. GAO Dezhu, aged 62, was appointed as an Executive Director and the Chairman of the Company in June 1998. He is also the Chairman of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), an Executive Director and the Chairman of Oriental Metals (Holdings) Company Limited ("OMC"), and the Vice Minister of the previous State Nonferrous Metals Industry Administration ("SNMIA"). Mr. Gao graduated from the Fushun College of Education and is a qualified senior economist in the PRC. Prior to joining the Company, he was the Deputy General Manager of Bank of China. Mr. Gao has over 40 years of experience in financial management and extensive experience in operation administration.



王幸東先生，現年四十一歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司的日常營運及策略規劃。彼亦為中國有色(香港)及東方鑫源之執行董事和招商局中國基金有限公司之非執行董事。

王先生於一九八二年在廈門大學畢業，取得文學士學位，其後於一九八七年至一九八九年在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國的金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易、投資策略及企業管理方面擁有豐富經驗。

Mr. WANG Xingdong, aged 41, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also an Executive Director of CNMG, an Executive Director of OMC and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University, P.R.C. in 1982 with a Bachelor of Arts degree. He then further his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A.

Prior to joining the Company, he has been a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.



李世銘先生，現年三十八歲，於一九九八年九月出任本公司執行董事副總經理，彼亦為中國有色（香港）執行董事。李先生於一九八三年加入原中國有色金屬工業總公司（「原工業總公司」），先後在第四冶金建設公司，基建局及投資部從事財務、投資、基建等工作；一九九五年出任原工業總公司總經理辦公室主任；一九九七年五月加入中國有色（香港），出任本公司副總經理及東方鑫源助理總經理；李先生持有MURDOCH大學之工商管理碩士學位；一九八九年至今擔任中國有色建設協會常務理事，曾任中國有色基建財經研究會秘書長，擁有會計師、經濟師資格證書。李先生在財務管理、投資策略有廣泛經驗。

Mr. LI Shiming, aged 38, was appointed as the Executive Deputy Managing Director of the Company in September 1998. He is also an Executive Director of CNMG. Mr. Li joined previous China National Nonferrous Metals Industry Corporation ("the previous CNNC") in 1983, and worked in the No. 4 Metallurgical Construction Company, the Infrastructure Bureau and the Investment Department, responsible for finance, investment and infrastructure. He was the Director to the Office of the President of the previous CNNC in 1995. He joined CNMG in May 1997 and is the Deputy General Manager of the Company and the Assistant General Manager of OMC. Mr. Li holds a Master's Degree of Business Administration from The Murdoch University. He has been a board member of the China Nonferrous Construction Association since 1989. Mr. Li was the Secretary of China Nonferrous Infrastructure Financial Research Association. He is a qualified accountant and economist and has extensive experience in financial management and investment strategies.

何小麗小姐，現年三十四歲，於二零零二年二月獲委任為本公司執行董事，彼亦為本公司財務部總經理。何小姐畢業於北方工業大學經濟系，持有會計學學士學位，亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原工業總公司財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。

Ms. HE Xiaoli, aged 34, was appointed as an Executive Director of the Company in February 2002. She is also the General Manager of the Finance Department of the Company. She graduated from the Economics Department of the North China University of Technology with a Bachelor's degree in Accounting and is also a PRC Senior Accountant and a member of The Chinese Institute of Certified Public Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division of the Finance Department of the previous CNNC and the Deputy Minister of Accounting Information Bureau. She has extensive experience in financial management of PRC enterprises.



譚惠珠小姐，現年五十六歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚小姐持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚小姐現出任多個職務，其中包括：中華人民共和國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員、香港機場管理局及香港市區重建局董事會成員等，並曾出任中華人民共和國香港特別行政區籌備委員會委員，中華人民共和國國務院港澳辦港事顧問及香港特別行政區臨時立法會議員。在此之前，彼曾出任多個公職，如立法局議員、行政局議員、香港特別行政區基本法草擬委員等。彼積極參與社會事務，對中國及香港事務深入了解並有廣泛經驗。譚小姐現亦為永安集團有限公司及另外四間於香港聯合交易所有限公司(「聯交所」)上市之公司之非執行董事。

Ms. TAM Wai Chu, Maria, aged 56, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from London University. She is a practising barrister and has been in practice since 1972. Ms. Tam is currently involved in numerous community services: the Deputy of the National Peoples' Congress of the PRC, member of the Basic Law Committee of the Hong Kong Special Administrative Region (the "HKSAR"), member of the Bar Association, board member of the Hong Kong Airport Authority and board member of the Urban Renewal Authority. She was also appointed as a member of Preparatory Committee of the HKSAR, Hong Kong Affairs Adviser (PRC), Provisional Legislative Council of the HKSAR. Prior to that, she was a member of several public administration bodies such as the Legislative Council, the Executive Council, and the HKSAR Basic Law Drafting Committee. With her active involvements, Ms. Tam has extensive experience and in-depth understanding of the PRC and Hong Kong public affairs. Ms. Tam is also a Non-executive Director of Wing On Company International Limited, and 4 other companies listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").



董事及管理人員簡介 *Directors' and Senior Managements' Profile*



林濬先生，現年五十六歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業有三十多年經驗，並為英國皇家特許測量師學會資深會員、英國仲裁學會資深會員。彼是香港測量師學會1986-1987年度會長及資深會員、香港仲裁學會1997-2000年度會長及資深會員。林先生曾任香港房屋委員會委員及其建築小組主席。彼是香港測量師註冊管理局前任委員、世界銀行中國城市土地研究顧問、香港國際仲裁中心委員等。彼曾任職於香港置地集團、建築署、房屋署、匯豐銀行集團、森那美集團、中華電力集團，亦為前天安中國投資有限公司執行董事及前林濬測量師行有限公司主席。

Mr. LAM Chun, Daniel, aged 56, was appointed as an Independent Non-executive Director of the Company in May 1997. He is the Director of the Property Division of Kowloon-Canton Railway Corporation. He is a Registered Professional Surveyor and an Authorized Person under the Buildings Ordinance. He has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam was a member of the Hong Kong Housing Authority and Chairman of its Building Committee. He was a member of the Hong Kong Surveyors Registration Board, a consultant to the World Bank on the Urban Land Policies Study for the PRC and a Council Member of the Hong Kong International Arbitration Centre. He had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investment Co. Ltd. and the former Chairman of DCL Consultants Limited.

高層管理人員

Senior Management

司徒偉鴻先生，現年四十二歲，是積架的董事總經理。彼持有澳洲新南威爾斯大學之商務學士學位，是澳洲特許會計師公會以及香港會計師公會會員。彼於一九九三年加入積架出任集團財務總監，於一九九四年成為積架的總經理，並於一九九七年五月成為董事總經理。司徒先生於本地及海外之財務及行政管理方面有超過十八年經驗。

Mr. SZETO Wai Hung, Augustine, aged 42, is the Managing Director of Jaeger. He holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and is an associate member of The Institute of Chartered Accountants in Australia and the Hong Kong Society of Accountants. Mr. Szeto joined Jaeger in 1993 as the group Financial Controller and became the General Manager in 1994. He was further promoted to the Managing Director of Jaeger group in May 1997. He has over 18 years of local and overseas financial and general management experience.

陳宏基先生，現年五十四歲，是積臣氣霧製品有限公司（積架之附屬公司）的現任董事總經理，亦是該公司於一九九三年成立時的創辦人之一。彼持有香港中文大學之理科學士學位。自一九七三年起成為國際氣霧劑協會會員，彼為氣霧劑製品專家，於香港及中國氣霧劑製品發展、生產及推廣方面有近三十年之豐富經驗。

Mr. CHAN Wang Kay, aged 54, is the Managing Director and the co-founder of Jaeson Aerosol Company Limited, a subsidiary company of Jaeger, which was established in 1993. He holds a Bachelor's degree in Science from the Chinese University of Hong Kong and is an associate member of the International Aerosol Association since 1973. He is a professional chemist specialised in the development, manufacturing and marketing of industrial aerosol products in Hong Kong and the PRC for around 30 years.

王日東先生，現年四十歲，是瑞和的董事，以及上海金橋瑞和裝飾工程有限公司的董事長。彼在香港，澳門及中國經營建築業務方面擁有近二十年經驗。

Mr. WONG Iat Tong, aged 40, is a Director of Condo and President of Shanghai Jin Qiao Condo Decoration Engineering Co. Ltd. He has about 20 years of experience in construction business in Hong Kong, Macau and the PRC.

余立安先生，現年四十四歲，是瑞和的董事，亦是該集團於一九八零年成立時的創辦人之一。彼擁有超過二十二年的建材及金屬工程工作經驗，負責瑞和在香港、澳門及廣東省地區的業務。

Mr. YU Lap On, Stephen, aged 44, is a Director and one of the founders of Condo in 1980. He has over 22 years of experience in running building materials and metal work business and is responsible for the business of Condo in Hong Kong, Macau and Guangdong regions.

吳梓君先生，現年四十八歲，是瑞和的董事，亦是瑞和於一九八零年成立時的創辦人之一，以及上海金橋瑞和裝飾工程有限公司總經理。彼在香港、澳門及中國經營大廈幕牆業務方面擁有二十二年經驗。

Mr. NG Tze Kwan, Eric, aged 48, is a Director and one of the founders of Condo in 1980 and the General Manager of Shanghai Jin Qiao Condo Decoration Engineering Co. Ltd. He has 22 years of experience in the curtain wall business in Hong Kong, Macau and the PRC.

陳新能先生，現年四十二歲，於一九八九年加入瑞和，現為該集團的董事暨技術總監。陳先生畢業於香港理工大學土木工程學系，彼在幕牆設計及工程管理方面擁有二十二年經驗。

Mr. CHAN Sun Nung, Simon, aged 42, joined Condo in 1989 and is now a Director and the Technical Director of Condo group. He graduated from the Department of Civil Engineering, the Hong Kong Polytechnic University and has 22 years of experience in curtain wall design and technical management.

梁博程先生，現年四十五歲，於一九九零年接手經營多利加，現為該集團的副董事長兼總經理。梁先生持有美國加利福尼亞州Kennedy-Western大學工程學學士學位，亦是Chartered Institution of Building Services Engineer, American Society of Heating, Refrigerating and Air-conditioning Engineers及香港電器工程商會有限公司之會員，英國工程學會之Incorporated Engineer，亦是香港註冊電業工程人員（COHO等級）。梁先生擁有二十七年以上的機電工程經驗，在香港、澳門及中國負責多項工程項目的設計、監督、承造及管理。

Mr. LEUNG Pok Ching, aged 45, is the Deputy Chairman and General Manager of Polycrown. He took over the management of Polycrown group in 1990. Mr. Leung graduated from the University of Kennedy-Western, California, USA and obtained a Bachelor's degree in Engineering. He is an associate of Chartered Institution of Building Services Engineer, a member of American Society of Heating, Refrigerating and Air-conditioning Engineers, a member of Hong Kong Electrical Contractors' Association Ltd. and an Incorporated Engineer of British Engineering Council (CEI), and is a licensed electrician of Hong Kong (COHO class). Mr. Leung has more than 27 years of experience in mechanical and electrical engineering and has been involved in the design, supervision, contracting and management of various engineering projects in Hong Kong, Macau and the PRC.

董事及管理人員簡介 *Directors' and Senior Managements' Profile*

廖應揚先生，現年四十三歲，於一九九六年加入多利加，現為該集團的董事及副總經理。廖先生是Chartered Institution of Building Services Engineer的會員，Institute of Plumbing的資深會員及英國工程學會之Incorporated Engineer。廖先生擁有二十五年以上的機電工程經驗，在香港、澳門及中國負責多項工程項目的設計、監督、承造及管理。

Mr. LIU Ying Yeung, Hilter, aged 43, is a Director and the Deputy General Manager of Polycrown. He joined Polycrown group in 1996. He is an associate member of Chartered Institution of Building Services Engineer, a fellow member of Institute of Plumbing and an Incorporated Engineer of British Engineering Council (CEI). Mr. Liu has more than 25 years of experience in mechanical and electrical engineering and has been involved in the design, supervision, contracting and management of various engineering projects in Hong Kong, Macau and the PRC.

姜熾昌先生，現年四十七歲，於一九九三年出任銀豐董事，並於一九九八年出任董事總經理。彼持有加拿大渥太華大學機械工程系學士學位及溫莎大學工商管理學系學士學位，並於一九八六年成為英國特許工程師公會會員(海事工程)。姜先生在過去十多年，曾先後在中港兩地參與不同的建設項目和房地產開發項目。

Mr. KEUNG Chee Cheong, aged 47, was appointed as a Director of Enful in 1993 and became the Managing Director in 1998. He holds Bachelor's degrees in Mechanical Engineering and Commerce (Management Science) from the University of Ottawa and the University of Windsor, Canada respectively. He has been a member of the Institute of Marine Engineers (Chartered Engineer) since 1986. Mr. Keung has over 10 years of experience in management position of the projects for land and property development in Hong Kong and the PRC.

麥潤和先生，現年五十二歲，於一九九二年出任銀豐之董事。彼除致力於製造及推廣防火門及防火玻璃的業務外，亦負責裝璜設計及承包工程等工作。麥先生在中港市場推廣、製造及貿易方面擁有超過二十年經驗。

Mr. MAK Yun Wo, Simon, aged 52, was appointed as a Director of Enful in 1992 and is responsible for the manufacturing and marketing of fire doors, fire rated glazing as well as decoration and fit-out contracting. He has over 20 years of working experience in marketing, manufacturing and trading businesses in Hong Kong and the PRC.

茲通告本公司謹訂於二零零二年五月三十一日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓宋廳舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零一年十二月三十一日止年度之經審核綜合財務報告，董事會報告及核數師報告。
2. 重選退任董事及釐定董事之酬金。
3. 議定董事人數之上限為八名，並授權董事會在該限額內委聘新董事。
4. 續聘安達信公司為來年度之核數師及釐定彼等之酬金。
5. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「**動議**：

(a) 在下文5(c)段之規限下，一般性及無條件批准本公司董事會於有關期間（定義見下文5(d)段），行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 本公司董事會依據上文5(a)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)（如本公司董事會獲本公司股東另行通過普通決議案授權）本公司在通過是項決議案後購回之本公司股本面值總額（最

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at Song Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 31 May 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.
2. To re-elect the retiring Director and to fix the remuneration of Directors.
3. To fix a maximum number of Directors at 8 and to authorize the Directors to appoint additional Directors up to such maximum number.
4. To re-appoint Messrs. Arthur Andersen & Co. as the Auditors for the ensuing year and to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**

(a) subject to paragraph 5(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 5(a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph 5(a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the

多為相等於在本決議案日期本公司已發行股本面值總額百分之十）二者總和，惟因(i)配售新股（定義見下文5(d)段）或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及/或其任何附屬公司之行政人員及/或僱員授予或發行股份及/或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議（惟董事有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution plus (bb) (if the Directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this Resolution) and the said approval to the Directors in paragraph 5(a) shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognized regulatory body or any stock exchange)."

6. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「**動議**：

(a) 在下文6(b)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文6(c)段），按照所有適用法例及／或香港聯合交易所有限公司（「聯交所」）或任何其他證券交易所不時修訂之證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份（包括可贖回股份）；

(b) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)段授予董事會之批准亦須受此數額限制；

(c) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

6. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**

(a) *subject to paragraph 6(b) below, the exercise by the Directors of* the Company during the Relevant Period (as defined in paragraph 6(c) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules *Governing the Listing of Securities on the Stock Exchange or of* any other stock exchange as amended from time to time, be and *is hereby generally and unconditionally approved;*

(b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution *and the said approval to the Directors in paragraph 6(a) above* shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「**動議**在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

8. 處理任何其他事項。

承董事會命

王幸東

董事總經理

香港，二零零二年四月二十三日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在進行投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓，方為有效。

3. 本公司將由二零零二年五月二十八日星期二至二零零二年五月三十一日星期五止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零二年五月二十七日星期一下午四時正交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

7. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

8. To transact any other business.

By order of the Board

Wang Xingdong

Managing Director

Hong Kong, 23 April 2002

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

3. The Register of Members will be closed from Tuesday, 28 May 2002 to Friday, 31 May 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrars, Central Registration Hong Kong Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 27 May 2002.

董事會謹此提呈截至二零零一年十二月三十一日止年度之年報及經審核之財務報表。

The Board of Directors would like to submit their annual report together with the audited financial statements for the year ended 31 December 2001.

主要業務

Principal activities

本公司之主要業務為投資控股。各附屬公司之主要業務及其他摘要載於財務報表附註13。

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 13 to the financial statements.

主要客戶及供應商

Major customers and suppliers

主要客戶及供應商於本財政年度佔本集團銷售額及採購額之資料如下：

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers during the financial year is as follows:

		佔本集團總額之百分比 Percentage of the Group's total			
		銷售額 Sales		採購額 Purchases	
		二零零一年 **2001**	二零零零年 2000	二零零一年 **2001**	二零零零年 2000
最大客戶	The largest customer	**14%**	19%		
首五大客戶所佔總額	Five largest customers in aggregate	**43%**	37%		
最大供應商	The largest supplier			**6%**	37%
首五大供應商所佔總額	Five largest suppliers in aggregate			**12%**	94%

於本年度任何時間，各董事或其聯繫人士（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））或就董事所知任何擁有本公司股本5%以上之本公司股東，均無擁有上述客戶及供應商之任何權益。

At no time during the year, have the Directors, their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the above customers and suppliers.

財務報表

Financial statements

本集團截至二零零一年十二月三十一日止年度之虧損，以及本公司與本集團於該日之財政狀況均載於本財務報表第37頁至109頁。

The loss of the Group for the year ended 31 December 2001 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 37 to 109.

董事會不建議派發截至二零零一年十二月三十一日止年度之股息（二零零零年：無）。

The Directors do not recommend the payment of dividend for the year ended 31 December 2001 (2000: Nil).

慈善捐款

本集團於本年度作出之慈善捐款為29,000港元(二零零零年：28,000港元)。

Charitable donations

During the year, the Group made charitable donations amounting to HK$29,000 (2000: HK$28,000).

物業、廠房及設備

物業、廠房及設備於本年度之變動情況載於財務報表附註12。

Property, plant and equipment

Movements in property, plant and equipment during the year are set out in Note 12 to the financial statements.

股本

本公司之股本情況載於財務報表附註25。

Share capital

Details of the Company's share capital are set out in Note 25 to the financial statements.

儲備

本年度之儲備變動情況載於財務報表附註26。

Reserves

Movements in reserves during the year are set out in Note 26 to the financial statements.

董事

本年度及截至本報告書日期止之在職董事如下：

高德柱

王幸東*(於二零零一年三月三十日獲委任)*

李世銘

何小麗*(於二零零二年二月二十七日獲委任)*

譚惠珠*(非執行)*

林　濬*(非執行)*

崔貴生***(於二零零一年三月三十日辭任)***

根據本公司之細則第102條，何小麗小姐任滿告退，惟具資格並願意膺選連任。

根據本公司之細則第111(A)條，譚惠珠小姐任滿告退，惟具資格並願意膺選連任。

Directors

The Directors who held office during the year and up to the date of this report were:

Gao Dezhu

Wang Xingdong *(appointed on 30 March 2001)*

Li Shiming

He Xiaoli *(appointed on 27 February 2002)*

Tam Wai Chu, Maria *(Non-executive)*

Lam Chun, Daniel *(Non-executive)*

Cui Guisheng ***(resigned on 30 March 2001)***

Ms. He Xiaoli retires from office in accordance with Article 102 of the Company's Bye-Laws, being eligible, offers herself for re-election.

Ms. Tam Wai Chu, Maria retires from office in accordance with Article 111(A) of the Company's Bye-Laws, being eligible, offers herself for re-election.

董事之服務合約

所有擬膺選連任之董事概無與本公司或其任何附屬公司訂立任何於一年內由僱用公司予以終止而需作出賠償(一般法定賠償除外)之未屆滿服務合約。

Directors' service contracts

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company and any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

董事之證券權益及購買證券之權利

於二零零一年十二月三十一日,本公司之董事或行政總裁概無在本公司或其任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)之任何股本或債務證券中擁有根據披露權益條例第28條規定須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部份視作或當作擁有之權益),或根據披露權益條例第29條須登記於該條例所述登記冊,或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益。

本年度內,本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團之任何股本或債務證券。

附註: 於二零零二年二月二十七日獲委任為本公司執行董事之何小麗小姐於截至本報告書日期持有本公司普通股20,000股。

Directors' interests in securities and rights to acquire securities

As at 31 December 2001, none of the directors or the chief executive of the Company had any interests in any equity or debt securities of the Company or any of its associated corporations of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of the SDI Ordinance or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

During the year, none of the directors or the chief executive of the Company nor their spouses or children under 18 years of age was granted or had exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations.

Notes: As at the date of this report, Ms. He Xiaoli, who was appointed as an executive director of the Company on 27 February 2002, holds 20,000 ordinary shares in the Company.

可換股證券、購股權、認股權證或類似權利

本公司於二零零一年十二月三十一日並無任何尚未行使之購股權、可換股證券、認股權證或其他類似權利。

年內並無購回或行使任何購股權及可換股證券。

Convertible securities, options, warrants or similar rights

The Company had no outstanding options, convertible securities, warrants or other similar rights as at 31 December 2001.

There was no repurchase or exercise of options and convertible securities during the year.

持有本公司股本之主要權益

於二零零一年十二月三十一日，根據本公司按照披露權益條例第16(1)條規定而設置之登記冊所記錄，本公司獲知會下列股東持有10%或以上本公司之已發行股本權益：

Substantial interests in the share capital of the Company

As at 31 December 2001, according to the register required to be kept by the Company under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholders were interested in 10% or more of the issued share capital of the Company:

股東名稱	Name of shareholder	附註 Notes	所持股份數目 Number of shares held	佔已發行股份總數之百分比 Percentage of total issued shares
國家有色金屬工業局*	State Nonferrous Metals Industry Administration *	1	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	China Nonferrous Metals Holdings (Cook Islands) Limited	1	416,009,928	53.87%
中國有色金屬(香港)集團有限公司(「中國有色(香港)」)*	China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") *	2	416,009,928	53.87%
Haka International Limited (「Haka」)	Haka International Limited ("Haka")		383,188,208	49.62%

附註：

* 請參考第2頁之附註

1. 根據披露權益條例，該等公司被視為擁有由Haka持有之383,188,208股股份及由中國有色(香港)所持有之32,821,720股股份之權益。

2. 除本身持有32,821,720股股份外，中國有色(香港)亦被視為擁有由Haka所持有之383,188,208股股份之權益。

Notes:

* Please refer to the Note on page no. 2.

1. By virtue of the SDI Ordinance, these companies are deemed to be interested in the 383,188,208 shares held by Haka and 32,821,720 shares held by CNMG.

2. In addition to 32,821,720 shares held by itself, CNMG is deemed to be interested in the 383,188,208 shares held by Haka.

董事之合約權益

本公司、其任何控股公司、附屬公司或同系附屬公司於本年度終結日或年內任何時間,概無訂立對本公司業務有重大影響,而本公司董事於當中擁有重大利益之任何合約。

Directors' interests in contracts

No contract of significance to which the Company, any of its holding companies, or any of their subsidiaries was a party, in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

管理合約

除於本年報第31頁附註(b)及第107頁附註32所披露外,本年度內概無訂立或存在任何有關本公司全部或任何重大部份業務之管理及行政合約。

Management contracts

Save as disclosed in Note (b) on page 31 and Note 32 on page 107 of the annual report, no contract for management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the year.

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

Purchase, sale or redemption of the Company's listed securities

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

銀行貸款、透支及其它借貸

本集團於二零零一年十二月三十一日之貸款及透支詳情載於財務報表附註22及23。

Bank loans, overdrafts and other borrowings

Particulars of loans and overdrafts of the Group as at 31 December 2001 are set out in Notes 22 and 23 to the financial statements.

利息資本化

本集團於本年度資本化之利息款額載於財務報表附註5。

Interest capitalised

The amount of interest capitalised by the Group during the year is set out in Note 5 to the financial statements.

五年財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於年報第112頁。

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 112 of the annual report.

物業

本集團名下主要物業及物業權益之詳情載於年報第110及111頁。

Properties

Particulars of the major properties and property interests of the Group are shown on pages 110 to 111 of the annual report.

僱員

截至二零零一年十二月三十一日止，本集團共聘用657名僱員。年內之薪酬總額約為71,267,000港元。本集團之薪酬政策與市場慣例一致，並按照個別僱員之表現及經驗而釐定。

本公司之股東於一九九三年九月三十日通過一項行政人員購股權計劃（「該計劃」）。該計劃特別為任職於本集團之行政人員及高級職員而設，根據該計劃，本公司董事可酌情邀請本集團之行政人員及／或僱員，接納購股權及按該計劃之條款認購本公司之股份。

該計劃可推動行政人員及僱員長期致力於保持及提升本公司之股份價值。本集團更可藉此吸引經驗豐富及有才能之職員留任，並以該計劃作為職員良好表現之獎勵。

同時，本集團亦意識到，質素優良的管理和專業人才是企業成功的主要因素。因此，在加強經營管理之同時，本集團亦十分重視為不同階層的員工提供不同形式之專業培訓，鼓勵自學進修。透過有關培訓，不但讓員工技能有所提昇，個人潛力得到更好發揮，更增加了他們對公司的歸屬感和工作滿足感。

Employees

As at 31 December 2001, the Group employed 657 staff. The amount of the remunerations paid during the year was approximately HK$71,267,000. The Company adopted a pay policy in line with market practice, and remuneration was determined with reference to the performance and experience of individual employees.

The shareholders of the Company approved a share option scheme for executives (the "Scheme") on 30 September 1993. The Scheme was tailor-made for the executives and senior staff of the Group. Under the Scheme, the Directors of the Company have the authority at their discretion to invite executives and senior staff of the Group to take up options to subscribe for shares in the Company according to the terms and conditions of the Scheme.

The Scheme is intended to encourage executives and staff of the Group to contribute to maintaining and where possible improving the share price of the Company in the long run. At the same time, the Scheme serves as a recognition to those staff with excellent performance and helps the Group to retain experienced and capable employees.

Meanwhile, the Group is well aware of the importance of quality management and specialist expertise as key factors in achieving corporate success. While strengthening its operational management, the Group also encourages self-advancement and attracts great importance to the provision of various forms of professional training to employees at different levels. Through appropriate training, employees' skills can be enhanced and their personal potential can be developed. Provision of training also help to increase their job satisfaction and loyalty to the Company.

退休金計劃

本公司退休金計劃之詳情載於財務報表附註30。

Pension scheme

Details of the Group pension scheme are set out in Note 30 to the financial statements.

優先購買權

本公司之公司細則或百慕達法例均無優先購買權之規定。

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-Laws or the law in Bermuda.

最佳應用守則

本公司於截至二零零一年十二月三十一日止年度內已遵守聯交所證券上市規則附錄14所載之最佳應用守則(「最佳應用守則」),惟本公司之非執行董事並無明確任期,但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

Code of best practice

The Company has complied with the Code of Best Practice (the "Code of Best Practice") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year ended 31 December 2001 except that the Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

審核委員會

於一九九九年三月,董事會根據最佳應用守則的規定成立了一個審核委員會,並以書面列出其職權範圍。該委員會的成員包括本公司之兩名獨立非執行董事林濬先生及譚惠珠小姐。年內,審核委員會召開五次會議並作出多項建議。

Audit committee

In March 1999, the Board of Directors resolved to establish an audit committee with written terms of reference and appointed two Independent Non-executive Directors of the Company, Mr. Lam Chun, Daniel and Ms. Tam Wai Chu, Maria, as members of the committee pursuant to the Code of Best Practice. Durng the year, the audit committee convened five meetings and made various recommendations.

核數師

安達信公司為本公司之核數師,將於即將舉行的股東週年大會任滿告退,惟具資格並願意膺聘連任。

Auditors

Messrs. Arthur Andersen & Co, the auditors of the Company, will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

關連交易

年內及截至本報告書日期止,本集團訂立下列屬於上市規則定義範圍之關連交易:

(a) 一九九九年八月十六日,本公司之全資附屬公司ONFEM Finance Limited(「OFL」,主要業務為進行集團內融資活動)與中國有色(香港)訂立貸款協議。據此,OFL向中國有色(香港)提供26,000,000港元墊款(「該貸款」),年息率為最優惠利率加2厘,並須於二零零零年二月二十九日償還。

二零零零年二月二十九日,中國有色(香港)於到期日向OFL償還該貸款之所有應計利息,而該貸款本金之還款限期根據OFL與中國有色(香港)於二零零零年二月二十九日訂立之補充協議延長六個月,年息率則為最優惠利率加2厘。因此,該貸款連同應計利息於二零零零年八月三十一日償還。

Connected transactions

During the year and up to the date of this report, the Group entered into the following connected transactions as defined under the Listing Rules:

(a) On 16 August 1999, ONFEM Finance Limited ("OFL"), a wholly-owned subsidiary of the Company, principally engaged in financing activities within the Group, entered into a loan agreement with CNMG under which OFL made an advance of HK$26,000,000 (the "Loan") to CNMG at an interest rate of 2% over the prime rate per annum which was repayable on 29 February 2000.

On 29 February 2000, CNMG made on the maturity date a repayment of all the interest accrued to the Loan to OFL. The date of repayment of the principal of the Loan was extended for a further six months at an interest rate of 2% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 29 February 2000. The Loan and the accrued interest thereon were repayable on 31 August 2000.

關連交易(續)

二零零零年八月三十一日,中國有色(香港)於到期日向OFL償還該貸款之所有應計利息,而該貸款本金之還款限期則根據OFL與中國有色(香港)於二零零零年八月三十一日訂立之補充協議再延長三個月,年息率為最優惠利率加2厘。因此,該貸款連同應計利息於二零零零年十一月三十日償還。

二零零零年十一月三十日,中國有色(香港)於到期日向OFL償還該貸款之所有應計利息,而該貸款本金之還款限期則根據OFL與中國有色(香港)於二零零零年十一月三十日訂立之補充協議再度延長六個月,年息率為最優惠利率加2.5厘。因此,該貸款連同應計利息於二零零一年五月三十一日償還。

二零零一年五月三十一日,中國有色(香港)於到期日向OFL償還該貸款之所有應計利息,而該貸款本金之還款限期則根據OFL與中國有色(香港)於二零零一年五月三十一日訂立之補充協議再度延長六個月,年息率為最優惠利率加2.5厘。因此,該貸款連同應計利息於二零零一年十一月三十日償還。

二零零一年十一月三十日,中國有色(香港)於到期日向OFL償還該貸款之所有應計利息及該貸款之部份本金(為數2,750,000港元),而為數23,250,000港元之本金餘款(「本金餘款」)之還款限期則根據OFL與中國有色(香港)於二零零一年十一月三十日訂立之補充協議再度延長六個月,年息率為最優惠利率加2.5厘。因此,本金餘款連同應計利息於二零零二年五月三十一日償還。

年內,OFL自該貸款及本金餘款賺取之利息收入合共2,451,000港元(二零零零年:約2,936,000港元)。截至二零零一年十二月三十一日,尚未償還之本金餘款及應付利息為約23,803,000港元(二零零零年:約27,101,000港元(其為該貸款及應付利息之總數))。

Connected Transactions (cont'd)

On 31 August 2000, CNMG made on the maturity date a repayment of all the interest accrued to the Loan to OFL. The date of repayment of the principal of the Loan was extended for a further three months at an interest rate of 2% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 31 August 2000. The Loan and the accrued interest thereon were repayable on 30 November 2000.

On 30 November 2000, CNMG made on the maturity date a repayment of all the interest accrued to the Loan to OFL. The date of repayment of the principal of the Loan was extended for a further six months at an interest rate of 2.5% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 30 November 2000. The Loan and the accrued interest thereon were repayable on 31 May 2001.

On 31 May 2001, CNMG made on the maturity date a repayment of all the interest accrued to the Loan to OFL. The date of repayment of the principal of the Loan was extended for a further six months at an interest rate of 2.5% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 31 May 2001. The Loan and the accrued interest thereon were repayable on 30 November 2001.

On 30 November 2001, CNMG made on the maturity date a repayment of all the interest accrued to the Loan and part of the principal of the Loan amounting to HK$2,750,000 to OFL. The date of repayment of the remaining balance of the Loan amounting to HK$23,250,000 (the "Remaining Balance") was extended for a further six months at an interest rate of 2.5% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 30 November 2000. The Remaining Balance and the accrued interest thereon are repayable on 31 May 2002.

During the year, OFL earned interest income of approximately HK$2,451,000 (2000: approximately HK$2,936,000) from the Loan and the Remaining Balance. The outstanding balance of the Remaining Balance and the interest accrued thereon as at 31 December 2001 amounted to approximately HK$23,803,000 (2000: approximately HK$27,101,000 being the aggregate of the Loan and the interest accrued thereon). As at 31 December 2001, a full provision was made for the outstanding loan.

關連交易（續）

(b) 本公司與中國有色（香港）於二零零零年五月十二日就分擔中國有色（香港）於二零零零年一月一日至二零零二年十二月三十一日期間提供行政服務（「持續關連交易」）所產生之行政開支訂立協議（「日後服務協議」）。根據中國有色（香港）二零零零年度現金流量預測之估計數字，本公司於二零零零年、二零零一年及二零零二年各年須繳付之最高金額分別將不超過5,697,500港元、6,288,750港元及6,933,750港元。本公司於二零零一年所分擔之金額為2,863,000港元（二零零零年：3,830,000港元）。

(c) 於二零零一年十一月三十日，

(i) 本公司之全資附屬公司一慧珠發展有限公司一與Oriental Goldbeam Shipping Inc.（「OGSI」）（CNMG之同系附屬公司）就位於香港鰂魚涌康安街十四至十六號康怡花園N座六樓六一一室之住宅物業簽訂一項買賣協議，代價為2,000,000港元；

(ii) 本公司之全資附屬公司一輝中有限公司一與OGSI就位於香港柴灣盛泰道一零零號杏花村第二座八樓六室之住宅物業簽訂一項買賣協議，代價為1,900,000港元。

Connected transactions *(cont'd)*

(b) The Company and CNMG entered into an agreement on 12 May 2000 (the "Future Service Agreement" in respect of the sharing of administrative costs for administration services rendered by CNMG for the period from 1 January 2000 to 31 December 2002 (the "On-Going Connected Transactions"). Based on the amounts estimated as specified in the cash flow forecast of CNMG for the year 2000, the maximum amounts to be paid by the Company were expected to be not more than HK$5,697,500, HK$6,288,750 and HK$6,933,750 respectively for the years 2000, 2001 and 2002. The amount shared by the Company for the year 2001 was HK$2,863,000 (2000: HK$3,830,000).

(c) On 23 November 2001,

(i) a sale and purchase agreement was entered into between Best Pearl Development Limited, a wholly-owned subsidiary of the Company, as purchaser of the one part and Oriental Goldbeam Shipping Inc. ("OGSI"), a fellow subsidiary of CNMG, as vendor of the other part for the sale and purchase of the residential property located at Unit 611, 6th Floor, Block N, Kornhill, 14-16 Hong On Street, Quarry Bay, Hong Kong at a consideration of HK$2,000,000;

(ii) a sale and purchase agreement was entered into between Bright Circle Limited, a wholly-owned subsidiary of the Company, as purchaser of the one part and OGSI as vendor of the other part for the sale and purchase of the residential property located at Unit 6, 8th Floor, Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Chai Wan, Hong Kong at a consideration of HK$1,900,000.

關連交易（續）

(d) 於二零零二年四月十五日，

(i) 東方有色有限公司（「OCL」）（本公司之全資附屬公司）、珠海鑫光集團股份有限公司（「鑫光」）、珠海東方海天置業有限公司（「海天置業」）及廣州天河東鑫物業開發有限公司（「天河」）簽訂一項抵頂協議，據此，各方同意，在OCL於到期日（定義見本公司日期為二零零二年四月十七日之報章公佈）應向鑫光支付為數人民幣25,000,000元的該補償金額（定義見本公司日期為二零零二年四月十七日之報章公佈）當中，OCL將於到期日向海天置業支付人民幣7,500,000元以抵銷(1)OCL需向鑫光支付該補償金額當中的人民幣7,500,000元，轉而抵銷(2)鑫光欠付天河人民幣7,500,000元的欠款，再轉而抵銷(3)天河欠付海天置業人民幣7,500,000元的欠款。

(ii) OCL、鑫光、海天置業及珠海市興遠工貿發展有限公司（「興遠」）簽訂一項抵頂協議，據此，各方同意，在OCL於到期日應向鑫光支付為數人民幣25,000,000元的該補償金額當中，OCL將於到期日向海天置業支付人民幣4,625,566.56元以抵銷(1)OCL需向鑫光支付該補償金額當中的人民幣4,625,566.56元，轉而抵銷(2)鑫光欠付興遠人民幣4,625,566.56元的欠款，再轉而抵銷(3)興遠欠付海天置業人民幣4,352,799.94元的欠款。

Connected transactions (cont'd)

(d) On 15 April 2002,

(i) a set-off agreement was entered into amongst ONFEM Company Limited ("OCL"), a wholly-owned subsidiary of the Company, Zhuhai Shining Metals Group Inc. ("Shining Metals"), Zhuhai (Oriental) Blue Horrison Properties Company Limited ("ZOBHP") and Tian He Orien Met Property Co., Ltd. ("Tian He") whereby the parties agreed that, out of the Reimbursement Amount (as defined in the Company's press announcement dated 17 April 2002) in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date (as defined in the Company's press announcement dated 17 April 2002), OCL should pay to ZOBHP on the Due Date the sum of RMB7,500,000 with the intention that such payment by OCL to ZOBHP should set off (1) the sum of RMB7,500,000 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (2) the sum of RMB7,500,000 owed by Shining Metals to Tian He and which in turn set off (3) the sum of RMB7,500,000 owed by Tian He to ZOBHP;

(ii) a set-off agreement was entered into amongst OCL, Shining Metals, ZOBHP and Zhuhai Xingyuan Industrial and Trading Development Co., Ltd. ("Xingyuan") whereby the parties agreed that, out of the Reimbursement Amount in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date, OCL should pay to ZOBHP on the Due Date the sum of RMB4,625,566.56 with the intention that such payment by OCL to ZOBHP should set off (1) the sum of RMB4,625,566.56 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (2) the sum of RMB4,625,566.56 owed by Shining Metals to Xingyuan and which in turn set off (3) the sum of RMB4,352,799.94 owed by Xingyuan to ZOBHP.

關連交易(續)

OCL及鑫光分別擁有海天置業80%及20%的權益。鑫光為海天置業之主要股東,故此,鑫光是本公司之關連人士(定義見上市規則)。

上述協議項下之抵頂安排的生效日期為二零零一年十二月三十一日。

董事確認,本公司已於早前在報章就上述關連交易(上文附註(b)所詳述已獲聯交所給予豁免之交易除外)作出公佈,而上述關連交易已按照上市規則第14章之規定於年報作出披露。

本集團亦曾進行以下關連人士交易:

(e) 年內,本公司向非全資附屬公司瑞和工程(中國)有限公司、銀豐工程有限公司、銀豐設計裝璜有限公司、多利加工程有限公司及海天置業提供為數合共40,691,171港元之墊款,賺取利息約7,988,000港元。上述墊款之年息率介乎最優惠利率加0.5厘至4厘。於二零零一年十二月三十一日,尚未清還之墊款約為117,918,000港元。

承董事會命

王幸東

董事總經理

香港,二零零二年四月二十三日

Connected transactions (cont'd)

ZOBHP is owned as to 80% by OCL and 20% by Shining Metals. Shining Metals is a substantial shareholder of ZOBHP and is therefore a connected person (as defined in the Listing Rules) of the Company.

The set-off arrangements contemplated under the above agreements took effect from 31 December 2001.

The Directors confirmed that the above connected transactions with the exception of the transaction detailed under Note (b) above for which a waiver had been obtained from the Stock Exchange had been previously announced in the newspapers by the Company and are properly disclosed in the annual report in accordance with Chapter 14 of the Listing Rules.

The Group also entered into following related party transactions:

(e) During the year, the Group made various loan advances in aggregate of HK$40,691,171 to Condo Engineering (China) Limited, Enful Engineering Limited, Enful Design & Build Limited, Polycrown Engineering Limited and ZOBHP, all of which are non-wholly owned subsidiaries of the Company and earned interest of approximately HK$7,988,000. The advances are charging interest ranging from prime rate plus 0.5% to prime rate plus 4% per annum. At 31 December 2001 approximately HK$117,918,000 was outstanding.

By Order of the Board

Wang Xingdong

Managing Director

Hong Kong, 23 April 2002

ANDERSEN

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

核數師報告
致東方有色集團有限公司
各股東之核數師報告書
(於百慕達註冊成立之有限公司)

AUDITORS' REPORT
TO THE SHAREHOLDERS OF ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

本核數師(以下簡稱「我們」)已完成審核載於第37至109頁按照香港公認會計原則編撰之財務報表。

We have audited the financial statements on pages 37 to 109 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師之責任

Respective responsibilities of directors and auditors

貴公司之董事須負責編撰真實與公平之財務報表。在編撰該等財務報表時，董事必須貫徹採用合適之會計政策。

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

我們之責任是根據我們審核工作之結果，對該等財務報表作出獨立意見，並向股東作出報告。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

意見之基礎

Basis of opinion

我們是按照香港會計師公會頒佈之核數準則進行審核工作，惟審核範圍受以下所述者所限制。

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, except that the scope of our work was limited as explained below.

審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編撰該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

意見之基礎(續)

我們在策劃和進行審核工作時，均以取得一切我們認為必須之資料及解釋為目標，使我們能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。然而，基於下列事宜，我們僅獲得有限之憑證：

按隨附財務報表附註14(a)所述， 貴集團持有Greater Beijing Region Expressways Limited (「GBRE」) 普通股本約15.3%。GBRE於英屬處女群島註冊成立，其原投資成本約為244,000,000港元，而於二零零零年十二月三十一日之賬面值則約為122,000,000港元。本年度，本集團進一步作出約122,000,000港元之撥備，因此，於二零零一年十二月三十一日，該項投資已作出全額撥備。根據香港特別行政區高等法院於二零零零年六月十二日向GBRE主要附屬公司Greater Beijing First Expressways Limited (「GBFE」) 發出之清盤令，清盤人已扣留GBFE之所有財務資料。因此， 貴集團無法向我們提供充份的財務資料，以評估GBRE或GBFE之公平值。此外亦無任何妥當之審核程序可供我們採納以評估該項投資之公平值。

在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理之基礎。

Basis of opinion (cont'd)

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited because of the following matter:

As explained in Note 14(a) to the accompanying financial statements, the Group holds approximately 15.3 per cent of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands, with an original investment cost of approximately HK$244 million. The carrying value of this investment was approximately HK$122 million as at 31 December 2000. The Group made a further provision of approximately HK$122 million during the year such that this investment was fully provided for as at 31 December 2001. Pursuant to a winding up order issued by the High Court of the Hong Kong Special Administrative Region against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. As such, the Group was unable to provide adequate financial information for us to assess the fair value of GBRE or GBFE. There were no other satisfactory audit procedures that we could adopt to obtain sufficient evidence to determine the fair value of the investment.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

基於審核範圍限制而作出之保留意見

除假使我們可就確定GBRE投資之公平值取得充足憑證而需作出相應之調整外，我們認為上述之財務報表均真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日之財政狀況及 貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定妥為編撰。

然而，基於我們工作受到上述事宜限制，因此：

- 我們並未取得進行審核時我們認為必須之一切資料及解釋；及
- 我們未能定斷有關賬目記錄是否妥為保存。

安達信公司
執業會計師

香港，
二零零二年四月二十三日

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence to determine the fair value of the investment in GBRE, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the above matter:

- we have not obtained all the information and explanations that we considered necessary for the purpose of our audit; and
- we were unable to determine whether proper books of account had been kept.

Arthur Andersen & Co
Certified Public Accountants

Hong Kong,
23 April 2002

綜合收益表 Consolidated Income Statement

截至二零零一年十二月三十一日止年度 For the year ended 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
營業額	Turnover	3	**315,580**	470,641
銷售成本	Cost of sales		**(297,006)**	(364,674)
毛利	Gross profit		**18,574**	105,967
其他收入	Other revenues	4 & 32	**26,881**	40,309
分銷費用	Distribution costs		**(3,837)**	(9,111)
行政費用	Administrative expenses	32	**(205,717)**	(142,678)
其他經營開支	Other operating expenses		**(1,823)**	(4,792)
重估投資物業(虧損)收益	(Loss) Gain on revaluation of investment properties	12(d)	**(36,500)**	31,300
非買賣證券減值撥備	Provision for impairment in value of non-trading securities	14	**(140,047)**	—
居間控股公司借貸撥備	Provision for loan to intermediate holding company	32	**(23,803)**	—
其他應收款項呆壞賬撥備	Provision for bad and doubtful debt - a sundry debtor		**(20,000)**	—
物業訂金減值撥備之撥回	Reversal of provision for impairment in value of deposit on property		**12,000**	—
清盤/出售附屬公司收益	Gain on liquidation/disposal of a subsidiary	13(e)	**200**	1,815

綜合收益表（續） Consolidated Income Statement (cont'd)

截至二零零一年十二月三十一日止年度 For the year ended 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
經營(虧損)溢利	(Loss) Profit from operations		**(374,072)**	22,810
財務成本	Finance costs	5	**(8,731)**	(14,505)
除税前(虧損)溢利	(Loss) Profit before tax	6	**(382,803)**	8,305
所得税開支	Income tax expense	7	**(13,944)**	(2,391)
除税後(虧損)溢利	(Loss) Profit after tax		**(396,747)**	5,914
少數投資者權益	Minority interests		**23,013**	5,611
年度(虧損)溢利淨額	Net (loss) profit for the year	3 & 8	**(373,734)**	11,525
股息	Dividends	9	**—**	—
每股基本(虧損)盈利	Basic (losses) earnings per share	10	**(48.40) cents**	1.49 cents

綜合已確認盈虧表 *Consolidated Statement of Recognised Gains and Losses*

截至二零零一年十二月三十一日止年度　For the year ended 31 December 2001
(以港幣為單位)　(Amounts expressed in Hong Kong dollars)

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
非買賣證券重估減值	Deficit on revaluation of non-trading securities	—	(18,693)
先前列入投資重估儲備賬內之非買賣證券減值	Impairment in value of non-trading securities previously recorded under investment revaluation reserve	**18,693**	—
換算海外附屬公司財務報表時產生之匯兌差額	Exchange difference on translation of financial statements of overseas subsidiaries	**(1,397)**	862
並無在收益表內確認之收益(虧損)淨額	Net gain (loss) not recognised in income statement	**17,296**	(17,831)
年度(虧損)溢利淨額	Net (loss) profit for the year	**(373,734)**	11,525
已確認收益虧損總額	*Total recognised gains and losses*	**(356,438)**	(6,306)
清盤／出售附屬公司時撇銷之商譽	Goodwill released on liquidation/disposal of subsidiaries	—	28
附屬公司清盤／出售時變現實繳盈餘	Realisation of contributed surplus on liquidation/disposal of a subsidiary	**(159)**	(1,847)
附屬公司清盤／出售時變現累計匯兌儲備	Realisation of cumulative translation reserve on liquidation/disposal of subsidiaries	—	(144)
		(356,597)	(8,269)

綜合資產負債表 Consolidated Balance Sheet

截至二零零一年十二月三十一日止年度 As at 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
資產與負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、廠房及設備	Property, plant and equipment	12	**278,582**	325,289
在建工程	Construction in progress		**20**	—
非買賣證券	Non-trading securities	14	**34,619**	155,973
其他資產	Other assets	15	**2,273**	1,837
			315,494	483,099
流動資產	**Current assets**			
存貨	Inventories	16	**247,486**	200,012
應收居間控股公司貸款	Loan to intermediate holding company	32	**—**	27,101
應收同系附屬公司款項	Amounts due from fellow subsidiaries	32	**41**	11
應收少數投資者款項	Amounts due from minority investors	32	**7,376**	10,021
應收賬款及其他應收款項	Trade and other receivables	17	**150,463**	252,398
應收客戶之合約工程總額	Gross amounts due from customers for contract work	18	**33,877**	121,887
買賣證券	Trading securities	19	**19,861**	18,850
已抵押存款	Pledged deposits	28	**132,598**	118,516
現金及銀行存款	Cash and bank deposits	20	**279,460**	364,851
			871,162	1,113,647

綜合資產負債表（續）Consolidated Balance Sheet (cont'd)

截至二零零一年十二月三十一日止年度 As at 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
流動負債	**Current liabilities**			
應付居間控股公司款項	Amount due to intermediate holding company	32	**6**	1,705
應付同系附屬公司款項	Amounts due to fellow subsidiaries		**—**	307
應付少數投資者款項	Amount due to a minority investor	32	**12,204**	23,481
應付賬款及其他應付款項	Trade and other payables	21	**221,985**	229,565
應付客戶之合約工程總額	Gross amounts due to customers for contract work	18	**32,214**	38,323
財務租約承擔之即期部分	Current portion of obligations under finance leases	23	**116**	83
應付税項	Taxation payable		**37,523**	19,663
短期借貸	Short-term borrowings	22	**204,515**	189,729
			508,563	502,856
流動資產淨值	**Net current assets**		**362,599**	610,791
資產總額減流動負債	**Total assets less current liabilities**		**678,093**	1,093,890

綜合資產負債表（續）Consolidated Balance Sheet (cont'd)

截至二零零一年十二月三十一日止年度　As at 31 December 2001
（以港幣為單位）　(Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
非流動負債	**Non-current liabilities**			
長期借貸	Long-term borrowings	23	**3,374**	40,092
遞延税項	Deferred taxation	24	**—**	—
其他負債	Other liabilities		**2,584**	2,398
			5,958	42,490
少數投資者權益	**Minority interests**		**36,016**	58,684
資產淨值	**NET ASSETS**		**636,119**	992,716
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	25	**77,218**	77,218
儲備	Reserves	26	**558,901**	915,498
			636,119	992,716

董事會於二零零二年四月二十三日核准，並由以下董事代表董事會簽署：

Approved by the Board of Directors on 23 April 2002 and signed on behalf of the Board by

王幸東
Wang Xingdong
董事
Director

何小麗
He Xiaoli
董事
Director

截至二零零一年十二月三十一日止年度 As at 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

			二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
		附註 *Notes*		
資產與負債	***ASSETS AND LIABILITIES***			
非流動資產	**Non-current assets**			
於附屬公司之投資	Investments in subsidiaries	*13*	**421,369**	607,865
其他資產	Other assets	*15*	**1,492**	1,492
			422,861	609,357
流動資產	**Current assets**			
其他應收款項	Other receivables	*17*	**1,046**	22,631
已抵押存款	Pledged deposits	*28*	**114,168**	89,019
現金及銀行存款	Cash and bank deposits	*20*	**216,540**	326,379
			331,754	438,029

截至二零零一年十二月三十一日止年度 As at 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
流動負債	**Current liabilities**			
應付居間控股公司款項	Amount due to intermediate holding company		—	1,699
應付同系附屬公司款項	Amounts due to fellow subsidiaries		—	24
應付帳款及其他應付款項	Trade and other payables	21	**100,927**	4,051
			100,927	5,774
流動資產淨值	**Net current assets**		**230,827**	432,255
資產淨值	**NET ASSETS**		**653,688**	1,041,612
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	25	**77,218**	77,218
儲備	Reserves	26	**576,470**	964,394
			653,688	1,041,612

董事會於二零零二年四月二十三日核准，並由以下董事代表董事會簽署：

Approved by the Board of Directors on 23 April 2002 and signed on behalf of the Board by

王幸東
Wang Xingdong
董事
Director

何小麗
He Xiaoli
董事
Director

綜合現金流量表 Consolidated Cash Flow Statement

截至二零零一年十二月三十一日止年度
(以港幣為單位)

For the year ended 31 December 2001
(Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
經營業務現金流出淨額	**Net cash outflow from operating activities**	27(a)	**(99,396)**	(172,987)
投資回報及財務成本	**Returns on investments and servicing of finance**			
已收利息	Interest received		**24,509**	34,822
已付利息	Interest paid		**(14,391)**	(14,505)
已收上市投資股息	Dividends received from listed investments		**885**	729
投資回報及財務成本之現金流入淨額	Net cash inflow from returns on investments and servicing of finance		**11,003**	21,046
稅項	**Taxation**			
已付香港利得稅	Hong Kong profits tax paid		**(86)**	(6,660)
已獲退回香港利得稅	Hong Kong profits tax refunded		**1,451**	1,324
已付海外稅項	Overseas tax paid		**(2,560)**	(1,726)
			(1,195)	(7,062)

綜合現金流量表（續） Consolidated Cash Flow Statement (cont'd)

截至二零零一年十二月三十一日止年度 For the year ended 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
投資活動	**Investing activities**			
支付在建工程款項	Payment for construction in progress		(20)	—
購入物業、廠房及設備	Purchase of property, plant and equipment		(8,986)	(10,607)
出售物業、廠房及設備所得款項	Proceeds from disposal of property, plant and equipment		249	1,805
購入買賣證券	Purchase of trading securities		—	(15,564)
附屬公司清盤／出售現金流出淨額	Net cash outflow from liquidation/disposal of a subsidiary	27(c)	(62)	(2,174)
投資活動現金流出淨額	Net cash outflow from investing activities		(8,819)	(26,540)
融資前現金流出淨額	Net cash outflow before financing		(98,407)	(185,543)
融資	**Financing**	27(d)		
新增借貸	New borrowings		57,692	65,089
償還借貸淨額	Net repayment of borrowings		(139,762)	(77,420)
少數投資者之注資	Capital contribution from a minority investor		312	1,623
融資現金流出淨額	Net cash outflow from financing		(81,758)	(10,708)

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY

(Annual General Meeting to be held on Friday, 31 May 2002)

I/We ______________________________

of ______________________________

____

being the registered holder(s) of *(Note 1)* ____________ shares of HK$0.10 each in the capital of the above-named company (the "Company") hereby appoint the Chairman of the Annual General Meeting *(Note 2)* or ______________________________

____

as my/our proxy, to act for me/us at the Annual General Meeting of the Company (or at any adjournment thereof) of the holders of the shares of HK$0.10 each in the capital of the Company to be held at Song Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 31 May 2002 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the Notice convening the said Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said Resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	贊成[4] For[4]	反對[4] Against[4]	
1. To adopt the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December, 2001.	☐	☐	1. 省覽截至二零零一年十二月三十一日止年度之經審核綜合財務報告及董事會與核數師之報告。
2. (a) To re-elect Ms. He Xiaoli as a Director.	☐	☐	2. (a) 重選何小麗小姐為董事。
(b) To re-elect Ms Tam Wai Chu, Maria as a Director.	☐	☐	(b) 重選譚惠珠小姐為董事。
(c) To authorise the Board of Directors to fix the remuneration of the Directors.	☐	☐	(c) 授權董事會釐定董事之酬金。
3. To fix the maximum number of Directors at 8 and to authorise the Board of Directors to appoint additional Directors up to such maximum number.	☐	☐	3. 設定董事人數上限為八人，並授權董事會在該限額內委聘新董事。
4. To re-appoint Messrs. Arthur Andersen & Co as Auditors for the ensuing year and to authorise the Directors to fix their remuneration.	☐	☐	4. 續聘安達信公司為來年核數師並授權董事會釐定其酬金。
5. To grant a general mandate to the Directors to allot additional shares not exceeding 20% of the issued share capital of the Company.	☐	☐	5. 授予董事會一般性授權以配發不超過本公司已發行股本20%之額外股份。
6. To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.	☐	☐	6. 授予董事會一般性授權以購回不超過本公司已發行股本10%之本公司股份。
7. To extend the general mandate on the issue of additional shares.	☐	☐	7. 擴大發行額外股份之一般性授權。

Dated this ____________ day of ______________________, 2002.

Shareholder's signature: *(Note 3)* ______________________

東方有色集團有限公司

（於百慕達註冊成立之有限公司）

代表委任表格

（於二零零二年五月三十一日星期五召開之股東週年大會）

本人／吾等 ______________________________

地址為 ______________________________

____

為上述公司（「本公司」）股本中每股面值0.10港元股份 ____________ 股 *（註1）* 之登記持有人，茲委任股東週年大會主席 *（註2）* 或 ______________________________

____

為本人／吾等之代表，代表本人／吾等出席於二零零二年五月三十一日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓宋廳舉行之股東週年大會（或其任何續會），藉以考慮並酌情通過該大會通告所載下列之普通決議案，並於該大會（或其任何續會）以本人／吾等之名義按下列指示代表本人／吾等就下述決議案投票或如無任何指示，則本人／吾等之代表可自行酌情投票。

日期，二零零二年 ____________ 月 ____________ 日

股東簽署 *（註3）*： ______________________

Notes:

1. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

2. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Annual General Meeting" and print the name and address of the person you wish to appoint in the space provided.

3. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation the form of proxy must be executed under its common seal or under the hand of some officer of the corporation duly authorised in that behalf. In the case of joint holders, the signature of any one of them is sufficient but the names of all the joint holders must be stated.

4. Except if otherwise instructed above the proxy will vote or abstain as he thinks fit in relation to all businesses of the Annual General Meeting.

5. This proxy form and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's principal place of business at 11/F., China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

附註：

1. 請填上以　閣下名義登記之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。

2. 如擬委任大會主席以外之人士為代表，請刪去「股東週年大會主席」字樣，並在空欄內填上擬委任代表之姓名及地址。

3. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司正式授權代表之負責人親筆簽署。如屬聯名持有人，則可由其中任何一位簽署，惟須填上所有聯名持有人之姓名。

4. 除如上述另有指示外，委任代表可自行就股東週年大會之所有事項酌情投票或棄權。

5. 本代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於股東週年大會指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓。

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Board of Directors:
GAO Dezhu *(Chairman)*
WANG Xingdong *(Managing Director)*
LI Shiming *(Deputy Managing Director)*
HE Xiaoli
TAM Wai Chu, Maria*
LAM Chun, Daniel*

* *Independent Non-executive Directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business:

11th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

23rd April, 2002

To the shareholders of the Company

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO GENERAL MANDATE TO REPURCHASE SHARES

At the last annual general meeting of ONFEM Holdings Limited (the "Company") held on 27th June, 2001, the Directors were granted a general mandate to exercise the powers of the Company to repurchase its own shares and the said mandate will expire at the conclusion of the annual general meeting of the Company to be held on 31st May, 2002 (the "2002 Annual General Meeting") or on revocation or variation of the resolution approving the grant of such mandate by an ordinary resolution of shareholders of the Company, whichever is the earlier.

This is an explanatory statement given to all the shareholders of the Company relating to an ordinary resolution to be proposed at the 2002 Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase its own shares (the "Repurchase Mandate").

This explanatory statement contains the information required by the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for your consideration of the Repurchase Mandate.

LISTING RULES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their own securities on the Stock Exchange subject to certain restrictions, one of which is: repurchases must be funded entirely from the Company's available cashflow or working capital facilities, which will be funded legally available for the purpose in accordance with the Memorandum of Association and Bye-laws of the company concerned and the laws of Bermuda.

SHARE CAPITAL

As at 23rd April, 2002 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 772,181,783 fully paid up shares of HK$0.10 each (the "Shares").

Exercise in full the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the 2002 Annual General Meeting, could accordingly result in up to 77,218,178 Shares being repurchased by the Company during the course of the period prior to the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required to be held by law or when revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds entirely from the Company's available cashflow or working capital facilities, which will be funded legally available for such purpose in accordance with the Memorandum of Association and the Bye-laws of the Company and the laws of Bermuda. The laws of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for distribution by way of dividend or the proceeds of a new issue of shares made for such purpose. The amount of premium payable on redemption may only be paid out of either the funds that would otherwise be available for distribution by way of dividend or out of the share premium or contributed surplus accounts of the Company before the Shares are repurchased. The Directors propose that repurchases of Shares under the Repurchase Mandate in these circumstances would be financed from the Company's available cashflow or working capital facilities which will be funded legally available for such purpose.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2001) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months before 23rd April, 2002 (the latest practicable date prior to the printing of this document) were as follows:

	Traded Market Price	
	Highest	Lowest
	HK$	*HK$*
2001		
April	0.520	0.350
May	0.720	0.500
June	0.710	0.490
July	0.470	0.340
August	0.370	0.300
September	0.305	0.225
October	0.340	0.250
November	0.350	0.310
December	0.315	0.290
2002		
January	0.315	0.270
February	0.360	0.240
March	0.490	0.300

GENERAL

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases under the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert depending on the level of increase of shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are not aware of any shareholder, or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power to repurchase Shares pursuant to the Repurchase Mandate.

As at 23rd April, 2002 (the latest practicable date prior to the printing of this document), China Nonferrous Metals Holdings (Cook Islands) Limited ("CNMH") has an attributable interest of approximately 53.87% in the issued share capital of the Company. In the event that the Company exercises the Repurchase Mandate in full, the attributable interest of CNMH in the Company will increase to approximately 59.86%, accordingly CNMH will not be required under the Takeovers Code to make an offer for all the issued securities of the Company pursuant to such increase.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares in the event that the Repurchase Mandate is approved by shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Mandate is approved by its shareholders.

SECURITIES REPURCHASE MADE BY THE COMPANY

No purchase of securities has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

By Order of the Board
Wang Xingdong
Managing Director

購回所需資金

在購回股份時，本公司只可動用全部從根據本公司之組織章程大綱與公司細則及百慕達法例可合法作購回用途之可動用流動現金或營運資金中撥付。百慕達法例規定就購回股份而償還之資本只可自有關股份之實收資本或可供派發股息之本公司資金或就購回而發行新股份所得收入中撥款支付。就購回所須支付之溢價只可自可供派發股息之資金或自本公司於購回股份前之股份溢價或繳入盈餘賬中撥款支付。董事會建議在此等情況下根據購回授權購回股份所需資金將自本公司之可合法作購回用途之可動用流動現金或營運資金中撥款支付。

倘於建議之購回期內任何時間全面行使購回授權購回證券，可能會對本公司之營運資金或資本負債狀況（與截至二零零一年十二月三十一日止年度之年報所載經審核賬目披露之狀況比較）造成重大不利影響。然而，如行使購回授權會對當時本公司所需之營運資金或資本負債水平造成重大不利影響，董事會則不擬行使購回授權。每次購回之股份數目及購回價格及其他條件均由董事會視乎當時情況決定。

市價

以下為股份於二零零二年四月二十三日（本文件付印前之最後實際可行日期）之前十二個月每月在聯交所錄得之最高及最低成交價：

	成交市價	
	最高	**最低**
	港元	*港元*
二零零一年		
四月	0.520	0.350
五月	0.720	0.500
六月	0.710	0.490
七月	0.470	0.340
八月	0.370	0.300
九月	0.305	0.225
十月	0.340	0.250
十一月	0.350	0.310
十二月	0.315	0.290
二零零二年		
一月	0.315	0.270
二月	0.360	0.240
三月	0.490	0.300

一般事項

董事會已向聯交所承諾根據上市規則及百慕達法例行使本公司之權力，以便根據購回授權購回股份。

倘因本公司購回股份，以致某名股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則（「收購守則」），增加之投票權將被視作一項收購事項。因此，一名股東或多名一致行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26條提出強制收購建議。董事會並未知悉有任何股東、或多名一致行動之股東會因董事會依據購回授權行使購回股份之權力而須依據收購守則第26條提出強制收購建議。

於二零零二年四月二十三日（即本文件付印前之最後實際可行日期），China Nonferrous Metals Holdings (Cook Islands) Limited（「CNMH」）於本公司已發行股本中佔有約53.87%的應佔權益。倘若本公司全面行使購回授權，則CNMH於本公司之應佔權益將增加至約59.86%，故此，CNMH將無須根據收購守則就上述增幅提出全面收購本公司全部已發行證券之建議。

各董事或（就彼等在作出一切合理查詢後所知）其任何聯繫人士（定義見上市規則）暫無意在購回授權獲股東批准之情況下出售名下股份。

本公司並未獲任何本公司之關連人士（定義見上市規則）通知，表示有意在購回授權獲股東批准之情況下將股份售予本公司，亦概無承諾不會將任何股份售予本公司。

本公司購回證券

於過去六個月本公司概無購回（不論在聯交所或循其他途徑）任何證券。

此致

列位股東 台照

承董事會命
董事總經理
王辛東

二零零二年四月二十三日

ONFEM HOLDINGS LIMITED
（東方有色集團有限公司）

（於百慕達註冊成立之有限公司）

董事會：

高德柱 *（主席）*
王幸東 *（董事總經理）*
李世銘 *（董事副總經理）*
何小麗
譚惠珠*
林濬*

* *獨立非執行董事*

註冊辦事處：

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點：

香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈11樓

敬啟者：

一般性授權購回股份
之說明文件

在東方有色集團有限公司（「本公司」）於二零零一年六月二十七日舉行之上屆股東週年大會上，本公司董事會獲授予一般性授權以行使本公司之權力購回本公司之股份。該授權將於本公司於二零零二年五月三十一日舉行之股東週年大會（「二零零二年度股東週年大會」）結束之日或本公司股東以普通決議案撤銷或修訂該項授權之日（以較早者為準）屆滿。

本公司將於二零零二年度股東週年大會上提呈一項普通決議案，授予董事一般性授權以行使本公司之權力購回本公司之股份（「購回授權」），此函件乃就該決議案發給本公司全體股東之說明文件。

本說明文件載有香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）規定之資料，以便 閣下考慮購回授權之建議。

上市規則

上市規則准許以聯交所為第一上市交易所之公司在聯交所購回本身之證券，惟須遵守若干限制，其中之一是：用以購回證券之資金必須全部從根據有關公司之組織章程大綱與公司細則及百慕達法例可合法撥作購回用途之可動用流動現金或營運資金中撥付。

股本

於二零零二年四月二十三日（本文件付印前之最後實際可行日期），本公司之已發行股本為每股面值0.10港元之已繳足股份772,181,783股（「股份」）。

倘購回授權予以全面行使，而於二零零二年度股東週年大會日期前再無發行或購回股份；本公司於下屆股東週年大會結束之日、或依照法例規定本公司下屆股東週年大會必須舉行之最後日期，或本授權被股東於股東大會上通過普通決議案撤銷或修訂之日，三者中最早之日期前之期間最多可購回股份達77,218,178股。

購回證券之理由

雖然董事會暫無意購回任何股份，惟彼等認為購回建議所賦予之靈活性將對本公司及其股東有利。日後當股份以低於其基本價值之價格成交時，本公司有能力購回股份將對該等繼續投資於本公司之股東有利，因彼等在本公司資產中所佔之權益將視乎本公司所購回之股份數目按比例增加，相應提高本公司之資產淨值及／或每股盈利。此等購回行動只在董事會認為購回將對本公司及其股東有利之情況下方予實行。

綜合現金流量表（續）Consolidated Cash Flow Statement (cont'd)

截至二零零一年十二月三十一日止年度 For the year ended 31 December 2001
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

		附註 Notes	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
現金及現金等值項目減少	**Decrease in cash and cash equivalents**		**(180,165)**	(196,251)
外幣匯率變動影響	Effect of foreign exchange rate changes		**(1,397)**	862
現金及現金等值項目 年初	**Cash and cash equivalents** Beginning of year		**317,213**	512,602
年終	End of year	27(e)	**135,651**	317,213

二零零一年十二月三十一日
(除另有指明者外，以港幣為單位)

31 December 2001
(Amounts expressed in Hong Kong dollars unless otherwise stated)

1. 組織及業務

東方有色集團有限公司(「本公司」)於百慕達註冊成立。本公司乃投資控股公司。本公司附屬公司主要業務及其他詳情載於財務報表附註13。

1. ORGANISATION AND OPERATIONS

ONFEM Holdings Limited (the "Company") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the financial statements.

2. 主要會計政策

(a) 編制基準

本公司及各附屬公司(「本集團」)之財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之會計實務準則(「會計實務準則」)、香港公認會計原則、香港公司條例之披露規定及香港聯合交易所有限公司之證券上市規則，按會計原值法編撰，並已就投資物業及若干證券投資之重估及估值作出調整。

(b) 採納會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之下列會計實務準則：

會計實務準則第9條(修訂版)
資產負債表日後事項
會計實務準則第14條(修訂版)
契約
會計實務準則第26條
分類報告
會計實務準則第28條
撥備、或有負債及或有資產
會計實務準則第29條
無形資產
會計實務準則第30條
業務合併
會計實務準則第31條
資產減值
會計實務準則第32條
綜合財務報表及投資附屬公司會計處理

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements of the Company and its subsidiaries (the "Group") are prepared under the historical cost convention as modified by the revaluation and valuation of investment properties and certain investments in securities, and in accordance with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants (the "HKSA"), accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted, for the first time, the following SSAPs issued by the HKSA:

SSAP 9 (revised)
Events after the balance sheet date
SSAP 14 (revised)
Leases
SSAP 26
Segment reporting
SSAP 28
Provisions, contingent liabilities and contingent assets
SSAP 29
Intangible assets
SSAP 30
Business combinations
SSAP 31
Impairment of assets
SSAP 32
Consolidated financial statements and accounting for investments in subsidiaries

2. 主要會計政策(續)

(b) 採納會計實務準則(續)

由於按規定首次採納該等會計準則，根據會計實務準則第2條「期內溢利或虧損淨額、重大錯誤及會計政策之變動」規定，本集團已遵從過渡安排，對截至二零零零年十二月三十一日止年度之財務業績作出追溯性調整(如適用)。該等調整之詳情見附註33。

(c) 綜合基準

本集團之綜合財務報表包括本公司及其控制之各公司之帳目。控制一般指本集團有權規管該公司之財務及營運政策，以從其業務獲取利益。年內所收購或出售之附屬公司之業績分別自收購或出售生效日期予以合併。少數股東應佔權益及收入淨額分別在本集團資產負債表及收益表中列出。

集團內之結存、交易及所產生之未變現溢利均悉數對銷。除非無法收回成本，否則集團內交易產生之未變現虧損予以對銷。綜合財務報表乃採用統一會計政策(適用於同等情況下之類似交易及其他事件)編撰。

本公司財務報表中，於附屬公司之投資按成本減任何累計減值虧損入賬。附屬公司之業績按已收及應收股息計入收益表。

(d) 商譽

所付收購成本超逾本集團應佔所收購個別可辨認淨資產及負債按收購當日之公平值之差額計作商譽，並在資產負債表內確認為資產。商譽按成本減累計攤銷及累計減值虧損入賬。商譽按直線法在預計使用年期內攤銷。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(b) Adoption of Statements of Standard Accounting Practice (cont'd)

As a result of the first time adoption of these accounting standards, the Group has followed the transitional arrangements and, where appropriate, retrospectively adjusted its financial results for the year ended 31 December 2000, as required under SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". Details of these adjustments are disclosed in Note 33.

(c) Basis of consolidation

The consolidated financial statements of the Group include the accounts of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority investors' interests are shown separately in the Group's balance sheet and income statement, respectively.

Intragroup balances and transactions and resulting unrealised profits are eliminated in full. Unrealised losses resulting from intragroup transactions are eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

In the Company's financial statements, investments in subsidiaries are carried at cost less any accumulated impairment losses. The results of the subsidiaries are included in the income statement to the extent of dividends received and receivable.

(d) Goodwill

The excess of the cost of an acquisition over the Group's interest in the fair value of the net identifiable assets and liabilities acquired as at the date of the acquisition is recorded as goodwill and recognised as an asset in the balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised on a straight-line basis over its expected useful life.

2. 主要會計政策（續）

(d) 商譽（續）

二零零一年一月一日前收購所產生之正商譽已與實繳盈餘撇銷。本集團根據會計實務準則第30條第88段所載過渡條文，並未重列先前已從儲備撇銷之商譽。然而，該等商譽產生之任何減值已按照會計實務準則第31條入賬。根據會計實務準則第30條之過渡條文，倘自收購日期起，先前從儲備撇銷之商譽產生減值虧損，且先前並無政策確認該等減值虧損，則根據會計實務準則第2條，該會計政策作出追溯變動，將減值虧損予以確認，作為年初保留溢利之上一年度調整。截至二零零零年十二月三十一日止年度之比較數字已予重列，以遵從該政策變動。如附註26(a)及附註33所述，於二零零零年及二零零一年一月一日之年初保留溢利已減少約170,485,000港元，此為二零零零年前有關期間之減值虧損之調整金額。

(e) 營業額

營業額主要指下列各項：

(i) 來自建築合約之收入；

(ii) 扣除折扣及退貨之已出發票銷售總額；

(iii) 投資物業之租金及管理費收入；

(iv) 上市投資之股息收入；及

(v) 銷售物業所得款項總額。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(d) Goodwill (cont'd)

Positive goodwill on acquisitions that occurred prior to 1 January 2001 was written off against contributed surplus. The Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 such that goodwill previously written off against contributed surplus has not been restated. However, any impairment arising on such goodwill is accounted for in accordance with SSAP 31. In accordance with the transitional provisions of SSAP 30, where an impairment loss has arisen since the date of acquisition on goodwill previously written off against contributed surplus, and previously there was not a policy to recognise such impairment loss, this change in accounting policy has been applied retrospectively and the impairment loss should be recognised as a prior year adjustment to beginning retained earnings in accordance with SSAP 2. The comparative figures for the year ended 31 December 2000 have been restated to conform to the changed policy. As detailed in Note 26(a) and Note 33, the beginning retained earnings as at 1 January 2000 and 2001 have been reduced by approximately $170,485,000 which is the amount of the adjustment in respect of impairment losses relating to periods prior to 2000.

(e) Turnover

Turnover mainly represents the following:

(i) Revenue earned from construction contracts;

(ii) Gross invoiced sales, net of discounts and returns;

(iii) Rental and management fee income from investment properties;

(iv) Dividend income from listed investments; and

(v) Gross proceeds from sale of properties.

2. 主要會計政策(續)

(f) 收入確認

在與交易有關之經濟效益可能會流入本集團,及收入與成本(如有)可以可靠地計算時,營業額及其他收入按以下基準確認:

(i) 合約收入

在建築合約之結果能夠可靠地估計時,固定價格合約收入會以完工比例法確認,按直至當日所產生之合約成本與預計合約總成本之百分比計算。倘建築合約之結果無法可靠地估計,則收入只會根據已產生合約成本極有可能收回之幅度確認。

(ii) 銷售貨品

銷售貨品於貨品擁有權之重大風險及回報已轉嫁予客戶時確認。

(iii) 投資物業之租金及管理費收入

租金收入以直線法按有關租約年期確認;提供之租賃優惠於收益表中確認為應收淨租金總額之一部份;而管理費收入則於提供服務時確認。

(iv) 股息收入

股息收入於確定收取股息之權利時確認。

(v) 銷售物業

出售落成物業所產生之收入,於完成銷售後業權轉歸買家時確認。

(vi) 利息收入

利息收入就資產之有效收益率按時間比例確認。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(f) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenues are recognised on the following bases:

(i) Contract revenue

When the outcome of a construction contract can be estimated reliably, revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that are probably recoverable.

(ii) Sale of goods

Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(iii) Rental and management fee income from investment properties

Rental income is recognised on a straight-line basis over the respective lease periods. Lease incentives granted are recognised in the income statement as an integral part of the aggregate net lease payments receivable. Management fee income is recognised as services are rendered.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(v) Sale of properties

Income arising from sale of completed properties is recognised upon completion of the sale when title passes to the purchaser.

(vi) Interest income

Interest income is recognised on a time proportion basis that takes into account the effective yield on the assets.

2. 主要會計政策（續）

(g) 物業、廠房與設備及折舊

投資物業以外之物業、廠房及設備按成本減累計折舊及累計減值虧損入賬。資產成本包括購買價格成本及將資產達至現時工作狀況或地點作擬定用途之任何直接成本。物業、廠房及設備投入營運後產生之開支，包括維修保養及大修費用，一般於產生期間自收益表扣除。倘有證據清楚顯示有關支出導致日後使用資產預期可得之經濟利益有所增加，以超出最初對其表現之評估水平，則該等支出撥充資本，作為有關資產之額外成本。

折舊按直線法根據估計可於資產之預計使用年期撇銷其成本之年率計算。租賃土地及租賃物業裝修按各自租約之尚餘年期折舊。有關年率如下：

租賃土地	按租約尚餘年期
樓宇	2% - 5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5% - 50%
傢俬、裝置及設備	10% - 25%
汽車	20% - 30%

以財務租約持有之資產按已擁有資產之相同基準於預計使用年期折舊。

定期檢討資產之使用年期及折舊方法。

出售或棄用資產時，其成本及累計折舊及減值虧損於賬目中扣除，而任何因出售而產生之收益或虧損則計入收益表。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(g) Property, plant and equipment and depreciation

Property, plant and equipment, other than investment properties, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the asset.

Depreciation is calculated on a straight-line basis at annual rates estimated to write off the cost of each asset over its expected useful life. Leasehold land and leasehold improvements are depreciated over the remaining period of the respective leases. The annual rates are as follows:

Leasehold land	Over the remaining period of the leases
Buildings	2% - 5%
Leasehold improvements	Over the remaining period of the leases
Plant and machinery	5% - 50%
Furniture, fixtures and equipment	10% - 25%
Motor vehicles	20% - 30%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

The useful lives of assets and depreciation method are reviewed periodically.

When assets are sold or retired, their costs, accumulated depreciation and impairment losses are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

2. 主要會計政策(續)

(h) 投資物業

投資物業指建築工程及發展已完成，並因擁有投資潛力而長期持有之土地及樓宇。

投資物業按獨立估值師每年釐定之公開市值入賬。

投資物業之帳面金額增值計入股東權益之投資物業重估撥備。減值須首先抵銷投資物業重估儲備之先前估值增值，除非該撥備總額按投資組合基準不足以彌補虧損，在此情況下，超逾投資物業重估儲備總額之虧損應自收益表扣除。倘虧損已於收益表扣除，而隨後產生重估盈餘，則該盈餘應按先前已扣除之金額計入收益表。

出售投資物業時，重估儲備之已變現部份會計入收益表，作為出售有關投資物業之部份盈虧。

(i) 證券投資

買賣證券

為賺取因價格短期波動或經紀差價產生之利潤而購買並持有之證券均列作買賣證券，並按公平值計入資產負債表。買賣證券之公平值出現之任何變動，則於產生時在收益表確認。

出售買賣證券時產生之任何盈虧均計入收益表。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their long-term investment potential.

Investment properties are stated at open market value determined annually by independent valuers.

Increases in the carrying amount of investment properties are credited to the investment property revaluation reserve in shareholders' equity. Decreases are firstly offset against increases on earlier valuations in the investment property revaluation reserve, unless the total of this reserve is insufficient to cover the deficit on a portfolio basis, in which case the amount by which the deficit exceeds the total amount in the investment property revaluation reserve should be charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

Upon the disposal of an investment property, the realised portion of the revaluation reserve is credited to the income statement as part of the profit or loss on disposal of the investment property.

(i) Investments in securities

Trading securities

Securities that are acquired and held for the purpose of generating a profit from short-term fluctuations in price or dealer's margin are designated as trading securities and are included in the balance sheet at their fair values. Any changes in the fair values of trading securities are recognised in the income statement when they arise.

Upon disposal of the trading securities, any profit or loss is accounted for in the income statement.

2. 主要會計政策(續)

(i) 證券投資(續)

非買賣證券

買賣證券以外之證券按公平值計入資產負債表，而公平值之增減則直接計入投資重估儲備。惟當證券經售出、兑換或以其他方式處置後，或定斷出現減值，則有關之累積收益或虧損將計入收益表。

倘導致就減值而撇減或撇銷之情況或事件不再存在，而有具説服力之證據顯示新情況或事件會於可見將來持續不變，則由投資重估儲備轉撥往收益表之數額將會撥回。

出售非買賣證券時產生之盈虧(包括有關投資早前所佔重估儲備之數額)，均計入收益表。

(j) 存貨

製造及貿易

存貨乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算，包括所有購買成本、加工成本及將存貨達至現時地點及狀況所需之其他成本。可變現淨值為日常業務中存貨之預期售價減完成生產及銷售所需之估計成本。

出售存貨時其賬面值於有關收入之確認期間列作開支。存貨撇減至可變現淨值之數額及所有存貨損失均於減值或損失發生期內確認為開支。倘因存貨之可變現淨值增加而撥回之減值，則於撥回期間列作存貨已確認開支之減少。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(i) Investments in securities (cont'd)

Non-trading securities

Securities other than trading securities are stated in the balance sheet at fair value. Any change in the fair value is recognised directly in the investment revaluation reserve until the securities are sold, collected, or otherwise disposed of, or until the securities are determined to be impaired, at which time the cumulative gain or loss is recognised in the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairment are reversed when circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Upon disposal of the non-trading securities, any profit or loss, including any amount previously held in the revaluation reserve in respect of those investments, is accounted for in the income statement.

(j) Inventories

Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2. 主要會計政策(續)

(j) 存貨(續)

發展中物業及持作出售之物業或土地

發展中物業指在建土地及樓宇之權益。發展中物業及持作出售之物業或土地按成本及可變現淨值兩者中較低者入賬。成本包括收購土地之原來成本、土地使用權之成本、已產生之建築支出及有關物業之直接發展成本,包括利息及銷售有關物業之其他相關開支。可變現淨值由董事根據個別物業當時之市價減預期於出售時會產生之任何其他成本而計算。

(k) 建築合約

合約收入確認之會計政策載於上文附註(f)(i)內。凡可就成果作出可靠估計之建築合約,其合約成本參照合約於結算日之工程進度確認為費用。倘合約總成本可能超出總收入,則預期之虧損總額即時確認為費用。凡未能可靠估計成本之建築合約,其成本於產生期內確認為費用。

於結算日之在建工程合約按已產生之成本淨額加已確認溢利減已確認虧損及按進度開出之賬單金額均計入資產負債表,並按情況列為「應收客戶合約工程總額」(列作資產)或「應付客戶合約工程總額」(列作負債)。於有關工程進行前收取之款項在綜合資產負債表列作負債,計入「已收墊款」。就按合約進行之工程客戶尚未繳付之發票賬款則計入資產負債表之「應收賬款及其他應收款項」。

(l) 現金及現金等值項目

現金指手頭現金及存放於銀行或其他財務機構而可於要求時取回之款項。

現金等價物是指短期流動性極高的投資(這些投資可以在毋須通知的情況下隨時換算為已知數額的現金,並在購入後三個月內到期),減除須於貸款日起計三個月內償還的銀行貸款。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(j) Inventories (cont'd)

Properties under development, properties or land held for sale

Properties under development represents interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest and other expenses relating to sales of the properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(k) Construction contracts

The accounting policy for contract revenue recognition is set out in Note (f)(i). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected total loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Gross amounts due from customers for contract work" (as an asset) or "Gross amounts due to customers for contract work" (as a liability), as applicable. Amounts received before the related work is performed are included in the balance sheet, as a liability, as "Advances received". Amounts billed, but not yet paid by customers, for work performed on a contact are included in the balance sheet under "Trade and other receivables".

(l) Cash and cash equivalents

Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value, less overdrafts and advances from banks repayable within three months from the date of the advances.

2. 主要會計政策(續)

(m) 撥備

撥備僅於企業因過往事項而須承擔現時之法律或推斷負債，並很有可能(即：可能機會較大)導致資源外流(包括經濟利益)以清償有關負債且能可靠估計負債金額時確認。於各結算日審核撥備，並作出調整以反映當前之最合理估計。倘資金之時間價值影響重大，則撥備數額為預計用以清償該項負債之支出現值。

(n) 遞延稅項

遞延稅項乃根據負債法，就應課稅溢利及財務報表所列者之間出現之確認時差按可能實現之負債或資產撥備。

(o) 租賃資產

(i) 財務租約

凡將資產所有權之大部份風險及回報轉嫁之租約列作財務租約。業權可以或不得最終轉讓。

本集團之財務租約於訂立租約時按租賃資產之公平價值及按最低租金計算之現值兩者中較低者在資產負債表內確認為資產及負債。在按最低租金計算現值時，依照租約中規定之利率(倘可予釐定)進行折讓。此外，也採用本集團遞增貸款利率進行折讓。初時發生之直接成本列作資產之部份。租金在財務費用及減少未償還負債之間分攤。財務費用於租約年期內分攤，使各期間確認之數額與尚餘負債數額之利率固定一致。

財務租約會產生資產之折舊開支以及各會計期間之財務成本。租賃資產之折舊政策與所擁有之折舊資產政策相同。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(m) Provisions

A provision is recognised when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(n) Deferred taxation

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that it is probable that a liability or an asset will crystallise.

(o) Leased assets

(i) Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

The Group recognises finance leases as assets and liabilities in the balance sheet at amounts equal at the inception of the leases to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the discount factor used is the interest rate implicit in the lease, when it can be determined. Otherwise, the Group's incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expense for the asset as well as a finance cost for each accounting period. The depreciation policy for leased assets is the same as that for depreciable assets that are owned.

2. 主要會計政策(續)

(o) 租賃資產(續)

(ii) 經營租約

經營租約指財務租約以外之租約。

凡將擁有權之大部份回報及風險歸於出租方之租約,均列作經營租約。經營租約之租金根據租約年期按直線法確認為開支。

本集團根據資產性質在資產負債表中呈列經營租賃資產。經營租約所產生之租約收入根據租約年期按直線法確認。專為獲取經營租約收益而產生之原始直接成本於產生期間在收益表中確認為開支。

(p) 資產減值

於發生事項或變動表明物業、廠房及設備、於附屬公司之投資及商譽之賬面值可能無法收回時,會對該等資產減值進行審核。倘資產之賬面值超逾其可收回數額,物業、廠房及設備、於附屬公司之投資及商譽之減值虧損將於收入中確認。資產之淨售價及使用價值兩者之較高者為可回收金額。淨售價指按公平交易出售資產所得之數額,而使用價值指預計日後繼續使用資產及在其使用年限終結時將資產出售產生之估計現金流入之現值。本公司對各項資產,或倘無法估計,則對其能夠產生現金之部分估計其回收額。

以前年度確認之減值虧損逆轉於該項資產確認之減值虧損不再存在或已減少時入賬。逆轉列作收入或重估增值。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(o) Leased assets (cont'd)

(ii) Operating leases

An operating lease is a lease other than a finance lease.

Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessors are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease term.

The Group presents assets subject to operating leases in the balance sheet according to the nature of the asset. Lease income from operating leases is recognised on a straight-line basis over the lease term. Initial direct costs incurred specifically to earn revenues from an operating lease are recognised as an expense in the income statement in the period in which they are incurred.

(p) Impairment of assets

Property, plant and equipment, investments in subsidiaries and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment, investments in subsidiaries and goodwill. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

A reversal of impairment losses recognised in prior years is recorded when the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income or as a revaluation increase.

2. 主要會計政策(續)

(q) 外幣

本集團屬下各公司之賬目及紀錄均以港元或人民幣(「入賬貨幣」)入賬。在各公司之財務報表中,以其他貨幣進行之交易按交易當時之適用匯率換算為入賬貨幣,而以其他貨幣為單位之貨幣資產及負債則按結算日之適用匯率換算為入賬貨幣。所有該等匯兌差額均於產生期間計入相關公司之收益表。

海外綜合附屬公司之財務報表乃按年終匯率換算計入資產負債表,及按年內平均匯率換算計入收益表。股本及其他儲備按歷史匯率換算為港元。換算產生之所有匯兌差額計入股東權益內之換算儲備。

(r) 員工退休福利

本集團根據當地法例及規例為其香港僱員設有定額供款計劃,包括強制性公積金(「強積金」)。該計劃適用於全職僱員,按其薪金之5%至10%支付供款。就強積金而言,香港各附屬公司及其僱員之供款不高於每月1,000港元。而超出之供款則屬自願性及不受任何限制。本集團支付予定額供款計劃之供款從相關年度之收入扣除,倘僱員於獲轉歸該等供款前退出該計劃,則其供款予以沒收並相應減少本集團之供款。

根據中華人民共和國(「中國」)之法例及規例,本集團為中國職員之基本養老保險按月向市政府主辦之獨立管理退休計劃作出供款。供款按省政府規定之標準薪金之固定比例計算,其中一部份由本集團承擔,余下由職員承擔。獨立代理負責該等職員退休後之養老金付款責任。本集團按應計基準將該等供款入賬。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(q) Foreign currencies

Companies within the Group maintain their books and records either in Hong Kong dollars or Renminbi (the "functional currencies"). In the financial statements of the individual companies, transactions in other currencies are translated into the respective functional currencies at exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at rates of exchange prevailing at the balance sheet date. All exchange differences are recognised in the income statement in the period in which they arise.

Financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to the balance sheet, and at an average rate for the year with respect to the income statement. Share capital and other reserves are translated into Hong Kong dollars at historical rates. All resulting translation differences are included in the cumulative translation reserve.

(r) Staff retirement benefits

The Group provides defined contribution plans (including the Mandatory Provident Fund ("MPF")) to its employees in Hong Kong based on local laws and regulations. The plans cover full-time employees and provide for contributions ranging from 5% to 10% of the salaries. For MPF, contributions of each of the Hong Kong subsidiaries and their employees are subject to a maximum amount of $1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The Group's contributions to defined contribution plans are charged to the income statement in the year to which they relate and are reduced, where appropriate, by contributions forfeited for those employees who leave the scheme before such contributions become vested.

Pursuant to the People's Republic of China ("PRC") laws and regulations, contributions to the basic old age insurance for the Group's local staff are made monthly to an independently managed retirement plan sponsored by the government based on a fixed percentage of the standard salary set by the provincial government, of which a portion is borne by the Group and the remainder is borne by the staff. The independent agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis.

2. 主要會計政策(續)

(s) 借貸成本

借貸成本包括利息費用及與借入資金有關之其他成本，包括折讓攤銷或與借貸有關之溢價、安排借貸所產生之附帶成本攤銷及外幣借貸產生之匯兑差額，惟有關成本須視為利息成本之調整。

借貸成本於產生時確認為開支，惟直接因建設須長時間方可達到預定用途或出售之建築合約、發展中物業而產生之借貸成本會撥充資本作為有關項目或物業之部份成本。借貸成本於資產開支及借貸成本產生時及資產準備作擬定用途時撥充資本。借貸成本按有關借貸之加權平均成本撥充資本，直至該資產可用作擬定用途為止。倘產生之資產賬面值超逾其可收回數額，在減值虧損予以入賬。

(t) 或有事項

或有負債不在財務報表內確認。除非該等負債不會導致資源(包括經濟利益)流出，否則必須予以披露。

或有資產不在財務報表內確認，但在可能有經濟利益流入時予以披露。

(u) 分類報告

分類部份乃指本集團從事提供產品或服務(業務分類)，或在特定經濟環境(地域分類)下提供產品或服務之可明確區分之部門，其承擔之風險及回報與其他分類不同。

根據本集團之內部財務報告，本集團已選擇業務分類資料作為主要報告形式，並選用地域分類資料作為次要報告形式。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(s) Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred, except when they are directly attributable to construction contracts and properties under development that necessarily takes a substantial period of time to prepare for its intended use or sale in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use or sale are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

(t) Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

2. 主要會計政策(續)

(u) 分類報告(續)

分類收入、開支、業績、資產及負債包括分部直屬項目，及可按合理基準分配予有關分類之項目。分類收入，分類開支及分類業績包括分類間之轉讓。該等分類間定價乃按向非聯屬客戶提供類似服務條款進行。該等轉讓按於合併時冲銷。

分類資本開支乃指在收購分類資產(包括有形及無形資產，預計可作一段時期以上使用)期間產生之總成本。

未分配之項目主要包括金融及企業資產、計息貸款、借貸、公司及融資費用及少數投資者權益。

(v) 資產負債表日後事項

年末後事項列載公司於結算日之狀況及反映持續經營假設並不合宜(調整事項)之額外資料，乃載於財務報表。調整事項以外之年末後事項倘屬重大事項則在附註內披露。

(w) 採用估計

根據香港公認會計準則編撰財務報表要求管理層須作出會影響若干報告之數額及披露之估計及假設。因此，實際結果可能與此等估計有出入。

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(u) Segment reporting (cont'd)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, segment expenses and segment performance include transfers between segments. Such inter-segment pricing is based on similar terms as those available to unaffiliated customers for similar services. Those transfers are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

(v) Events after the balance sheet date

Post-year-end events that provide additional information about a company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(w) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. 分類資料

分類資料乃按本集團之業務及地區分類呈列。因業務分類資料與本集團之內部財務報告關係密切，因此選定業務分類作為主要報告形式。

(a) 業務分類

本集團業務包含下列主要業務分類：

建築合約：	幕牆及鋁窗設計及安裝，以及與電機及機械工程有關之建築工程及工程承接業務。
製造及貿易：	石油、化工產品、木門及防火材料製造及貿易。
物業租賃：	場所租賃，產生長期租金收益及物業增值。
物業開發：	於中國開發住宅及商用物業。
證券投資及買賣：	買賣及投資証券

3. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments

The Group's operations comprise the following main business segments:

Construction contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties in the PRC.
Securities investment and trading:	Trading and investment of securities.

3. 分類資料（續） 3. SEGMENT INFORMATION (cont'd)

(a) 業務分類（續） (a) Business segments (cont'd)

	建築合約 Construction contracts		製造及貿易 Manufacturing and trading		物業租賃 Property leasing		物業開發 Property development		證券投資及買賣 Securities investment and trading		總額 Total	
	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
收入 REVENUE												
外部客戶銷售 Sales to external customers	**252,014**	395,315	**50,598**	62,604	**12,083**	11,993	**—**	—	**885**	729	**315,580**	470,641
業績 RESULTS												
分類業績 Segment results	**(160,916)**	(9,135)	**(6,573)**	(3,032)	**(41,945)**	34,017	**(126)**	(2,233)	**(138,367)**	(168)	**(347,927)**	19,449
未分配之企業（開支）收入淨額 Unallocated corporate (expenses) income, net											**(26,145)**	3,361
經營（虧損）溢利 Operating (loss) profit											**(374,072)**	22,810
財務成本 Finance costs											**(8,731)**	(14,505)
所得稅開支 Income tax expense											**(13,944)**	(2,391)
少數股東權益 Minority interests											**23,013**	5,611
股東應佔（虧損）溢利淨額 Net (loss) profit attributable to shareholders											**(373,734)**	11,525

3. 分類資料（續） 3. SEGMENT INFORMATION (cont'd)

(a) 業務分類（續） (a) Business segments (cont'd)

	建築合約 Construction contracts		製造及貿易 Manufacturing and trading		物業租賃 Property leasing		物業開發 Property development		證券投資及買賣 Securities investment and trading		總額 Total	
	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
其他資料 OTHER INFORMATION												
分類資產 Segment assets	**208,415**	373,370	**50,407**	51,201	**243,462**	281,311	**237,867**	199,519	**69,093**	189,179	**809,244**	1,094,580
未分配之企業資產 Unallocated corporate assets	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—	**377,412**	502,166
總資產 Total assets											**1,186,656**	1,596,746
分類負債 Segment liabilities	**165,357**	189,748	**10,961**	12,435	**4,057**	4,726	**66,080**	56,737	**8**	9	**246,463**	263,655
未分配之企業負債 Unallocated corporate liabilities	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—	**268,058**	281,691
總負債 Total liabilities											**514,521**	545,346
本年度產生之資本開支 Capital expenditures incurred during the year	**2,579**	4,246	**2,241**	5,188	**—**	—	**4**	475	**—**	—		
折舊 Depreciation	**3,161**	3,301	**2,054**	2,092	**—**	—	**145**	97	**1**	—		
直接在收益表確認之減值虧損 Impairment loss recognised in income statement	**6,327**	2,043	**6,209**	4,568	**—**	—	**—**	—	**—**	—		
直接在股權中確認之減值虧損 Impairment loss recognised directly charged to equity	**—**	—	**—**	—	**—**	—	**—**	—	**—**	18,693		
折舊以外之非現金開支（收益） Non-cash expenses (income) other than depreciation	**58,745**	4,568	**6,209**	(497)	**37,523**	(32,276)	**—**	—	**139,034**	822		

3. 分類資料（續）

(b) 地區分類

本集團在全球範圍內經營業務，但主要涉及四大經濟區域。二零零零年，香港及中國乃本集團全部業務之主要市場，另有一小部份貿易收入來自日本及其他東南亞國家。

於呈報按地區分類之資料時，分類收入乃按客戶之地區分類。分類資產及資本開支乃以資產之地理位置為基準。

3. SEGMENT INFORMATION (cont'd)

(b) Geographical segments

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and the PRC are the major markets for all the Group's businesses, except that a small portion of its trading income is derived from Japan and other Southeast Asian countries in 2000.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of the customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	香港及澳門 Hong Kong and Macau		中國 The PRC		澳洲 Australia		日本及其他東南亞國家 Japan and other Southeast Asian countries		Total	
	二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)	二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)	二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)	二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)	二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)
對外銷售 External sales	**142,401**	208,127	**173,179**	261,599	**—**	—	**—**	915	**315,580**	470,641
分類資產 Segment assets	**432,227**	630,752	**370,031**	456,842	**6,986**	6,986	**—**	—	**809,244**	1,094,580
資本開支 Capital expenditure	**6,009**	3,539	**2,977**	7,068	**—**	—	**—**	—	**8,986**	10,607

有關上述地區之營業額與溢利比例並無重大不同，因此未對上述地區產生之溢利貢獻作出分析。

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations. Hence no analysis is presented for the profit contributions from the above geographical locations.

4. 其他收入 4. OTHER REVENUES

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
來自中間控股公司之利息收入	Interest income from intermediate holding company	**2,451**	2,936
利息收入	Interest income from		
來自銀行存款	Bank deposits	**14,809**	28,352
來自其他應收帳款	Sundry debtors	**1,166**	3,534
法院裁決有利於本集團之第三方利息收入	Interest income from a third party relating to a court judgement in *favour of the Group*	**6,083**	—
匯兑收益淨額	Exchange gains, net	**594**	1,123
買賣證券重估之未變現收益	Unrealised gain on revaluation of trading securities	**—**	24
其他	Others	**1,778**	4,340
		26,881	40,309

5. 財務費用　5. FINANCE COSTS

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
銀行貸款及透支	Bank loans and overdrafts		
須於五年內全數償還	Wholly repayable within five years	**14,016**	19,400
毋須予五年內全數償還	Not wholly repayable within five years	**344**	223
財務租約	Finance leases	**31**	63
		14,391	19,686
減：撥充建築合約及發展中物業之借貸成本為資本	Less: Borrowing costs capitalised under construction contracts and properties under development (a)	**(5,660)**	(5,181)
		8,731	14,505

(a) 建築合約及發展中物業之借貸成本已按5.17%至9.61%年息（二零零零年：8.50%至26.50%）撥充資本。

(a) Borrowing costs were capitalised at rates ranging from 5.17% to 9.61% (2000: 8.50% to 26.50%) per annum under construction contracts and properties under development.

6. 除税前(虧損)溢利 6. (LOSS) PROFIT BEFORE TAX

除税前(虧損)溢利已扣除(計入):

(Loss) Profit before tax is determined after charging (crediting) the following:

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
投資物業之租金及管理費總收入	Gross rental and management fee income from investment properties	**(12,083)**	(11,993)
減:開支	Less: Outgoings	**1,823**	1,749
		(10,260)	(10,244)
售出存貨成本	Cost of inventories sold	**28,386**	31,603
員工成本(不包括董事酬金,見附註11)	Staff costs (excluding directors' emoluments, see Note 11)	**66,350**	76,695
減:撥充發展中物業之金額	Less: Amount capitalised in properties under development	**(296)**	(200)
		66,054	76,495
退休計劃供款減除已放棄之款項之淨額	Pension scheme contributions, net of forfeited contributions	**1,923**	1,339
關於以下項目之經營租約費用	Operating leases in respect of		
土地及樓宇	Land and buildings	**3,806**	7,039
廠房及機器	Plant and machinery	**221**	99
		4,027	7,138
減:撥充發展中物業之金額	Less: Amount capitalised in properties under development	**(221)**	(416)
		3,806	6,722

6. 除稅前(虧損)溢利(續) 6. (LOSS) PROFIT BEFORE TAX (cont'd)

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
核數師酬金	Auditors' remuneration	**3,067**	2,450
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**100**	152
物業、廠房及設備減值虧損	Impairment loss of property, plant and equipment	**7,543**	3,069
折舊	Depreciation on		
已擁有資產	Owned assets	**6,477**	7,040
租賃資產	Leased assets	**103**	208
		6,580	7,248
減：撥充發展中物業之金額	Less: Amount capitalised in properties under development	**(145)**	(167)
		6,435	7,081
陳舊存貨撥備	Provision for inventory obsolescence	**5,236**	347
持作出售土地可變現淨值撥備(撥回)	(Write-back of) Provision for net realisable value of land held for sale	**(409)**	1,000
持作出售機器可變現淨值撥備	Provision for net realisable value of machinery held for sale	**3,714**	—
呆壞賬撥備(不包括其他應收賬款)	Provision for bad and doubtful debts (excluding a sundry debtor)	**47,744**	5,205
關於合約工程應收客戶款項總額之撥備	Provision for gross amounts due from customers for contract work	**11,935**	—
從投資重估儲備撥入收益表之非買賣證券之減值	Impairment in value of non-trading securities transferrred from investment revaluation reserve to income statement	**18,693**	—
重估買賣證券產生之未變現(收益)虧損	Unrealised (gain) loss on revaluation of trading securities	**(1,011)**	822
撥備(見附註21(c))	Provisions (see Note 21(c))	**7,236**	—

7. 所得稅開支

由於本集團年內無應課稅溢利，故未作出香港利得稅撥備(二零零零年：香港利得稅按香港賺取之估計應課稅溢利以16%稅率作出撥備)。海外稅項按年度內之估計應課稅溢利以各司法管轄區之現行稅率計算。

7. INCOME TAX EXPENSE

No provision for Hong Kong profits tax has been made as the Group had no assessable profit for the year (2000: Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profit derived from Hong Kong). Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

		二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)
香港利得稅	Hong Kong profits tax		
撥備	*Provision*	**—**	730
以往年度撥備不足	Under-provision in prior years	**544**	488
海外稅項	Overseas taxation	**13,400**	1,173
		13,944	2,391

8. 股東應佔(虧損)溢利

股東應佔綜合(虧損)溢利包括一筆已列入本公司財務附註表內為數約387,924,000元之虧損(二零零零年：119,899,000元)。

8. (LOSS) PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Consolidated (loss) profit attributable to shareholders includes a loss of approximately $387,924,000 (2000: $119,899,000) which has been dealt with in the financial statements of the Company.

9. 股息

董事會不建議派發截至二零零一年十二月三十一日止年度之股息。

9. DIVIDENDS

The directors do not recommend the payment of a dividend for the year ended 31 December 2001.

10. 每股(虧損)盈利

於年內每股基本(虧損)盈利乃按普通股股東應佔綜合虧損約373,734,000元(二零零零年：溢利約11,525,000元)及本年度內已發行股份之加權平均股數772,181,783股(二零零零年：772,181,783股)而計算。

由於二零零一年並無潛在之攤薄股份，故並無列出每股攤薄(虧損)盈利數字。

10. (LOSSES) EARNINGS PER SHARE

Basic (losses) earnings per share has been calculated based on the consolidated loss for the year attributable to ordinary shareholders of approximately $373,734,000 (2000: profit of approximately $11,525,000) and the weighted average number of 772,181,783 shares (2000: 772,181,783 shares) in issue during the year.

No disclosure of the diluted (losses) earnings per share has been made as there were no potential dilutive shares in 2001.

11. 董事及高級行政人員薪酬 11. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

(a) 董事薪酬 (a) Directors' emoluments

根據公司條例第161(1)條及上市規則規定披露之董事酬金如下：

Directors' emoluments disclosed in accordance with Section 161(1) of the Companies Ordinance and the provisions of the listing rules are as follows:

		二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)
獨立非執行董事	Independent non-executive directors		
袍金	Fees	**510**	510
執行董事	Executive directors		
袍金	Fees	**—**	—
薪金及津貼	Salaries and allowances	**4,056**	3,892
花紅	Bonus	**351**	324
退休金計劃供款	Pension scheme contributions	**—**	178
		4,917	4,904

年內概無董事放棄任何薪金。

No director waived any emoluments during the year.

董事酬金按董事人數及酬金範圍分析如下：

An analysis of the emoluments of the directors by number of directors and emoluments range is as follows:

		二零零一年 **2001**	二零零零年 2000
零 — 1,000,000元	Nil to $1,000,000	**3**	3
1,000,001元 — 1,500,000元	$1,000,001 - $1,500,000	**—**	—
1,500,001元 — 2,000,000元	$1,500,001 - $2,000,000	**1**	—
2,000,001元 — 2,500,000元	$2,000,001 - $2,500,000	**1**	2
		5	5

11. 董事及高級行政人員薪酬（續）

11. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS (cont'd)

(b) 五名最高酬金人士

年內本集團並無向五名最高酬金人士（包括董事）支付酬金，作為加入本集團之報酬或離職之補償。

五名最高酬金人士包括兩名（二零零零年：兩名）酬金於上述(a)中披露之執行董事。其他三名（二零零零年：三名）人士之酬金詳情如下：

(b) Five highest-paid individuals

During the year, no emoluments were paid by the Group to the five highest-paid individuals (including directors) as an inducement to join or as compensation for loss of office.

The five highest-paid individuals included two (2000: two) executive directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other three (2000: three) individuals are as follows:

		二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)
薪金及津貼	Salaries and allowances	**5,563**	5,633
退休金計劃供款	Pension scheme contributions	**391**	351
		5,954	5,984

其他三名（二零零零：三名）最高酬金人士之酬金範圍如下：

The range of the emoluments of the other three (2000: three) highest-paid individuals is as follows:

		二零零一年 **2001**	二零零零年 2000
1,000,001元 — 1,500,000元	$1,000,001 - $1,500,000	**—**	—
1,500,001元 — 2,000,000元	$1,500,001 - $2,000,000	**2**	2
2,000,001元 — 2,500,000元	$2,000,001 - $2,500,000	**—**	—
2,500,001元 — 3,000,000元	$2,500,001 - $3,000,000	**1**	1
		3	3

12. 物業、廠房及設備 12. PROPERTY, PLANT AND EQUIPMENT

(a) 綜合物業、廠房及設備於年內之變動如下：

(a) Movements (consolidated) in property, plant and equipment during the year are as follows:

		二零零一年 2001							二零零零年 2000
		投資物業 Investment properties 千元 ($'000)	土地及樓宇 Land and buildings 千元 ($'000)	租賃物業裝修 Leasehold improve-ments 千元 ($'000)	廠房及機器 Plant and machinery 千元 ($'000)	傢具、裝置及設備 Furniture, fixtures and equipment 千元 ($'000)	汽車 Motor vehicles 千元 ($'000)	合計 Total 千元 ($'000)	合計 Total 千元 ($'000)
成本或估值	Cost or valuation								
年初	Beginning of year	269,800	36,711	10,911	18,469	17,351	7,670	360,912	326,823
轉撥至持作銷售機器	Transfer to machinery held for sale	—	—	—	(4,713)	—	—	(4,713)	—
添置	Additions	—	3,900	495	1,926	1,746	919	8,986	10,607
重估(減值)增值	Revaluation (deficit) gain	(36,500)	—	—	—	—	—	(36,500)	31,300
減值虧損撇減	Write-down for impairment loss	—	—	—	—	—	—	—	(3,874)
出售	Disposals								
—透過出售附屬公司	— through disposal of subsidiaries	—	—	—	—	—	—	—	(120)
—其他	— others	—	—	(336)	(6)	(970)	(792)	(2,104)	(3,835)
匯兌調整	Exchange adjustments	—	—	—	—	(8)	(2)	(10)	11
年終	End of year	233,300	40,611	11,070	15,676	18,119	7,795	326,571	360,912
成本或估值之分析如下	Analysis of cost or valuation is as follows:								
按成本	At cost	—	40,611	11,070	15,676	18,119	7,795	93,271	91,112
按專業估值—二零零一年	At professional valuation — 2001	233,300	—	—	—	—	—	233,300	269,800
		233,300	40,611	11,070	15,676	18,119	7,795	326,571	360,912
累計折舊及減值撥備	Accumulated depreciation and impairment loss								
年初	Beginning of year	—	2,274	5,918	9,888	11,677	5,866	35,623	31,058
減值虧損撇減(逆轉)	Write-down (Reversal) for impairment loss	—	5,056	985	—	1,392	110	7,543	(805)
本年度撥備	Charge for the year	—	877	1,309	1,362	1,981	1,051	6,580	7,248
出售—其他	Disposals — others	—	—	(336)	(6)	(744)	(669)	(1,755)	(1,878)
匯兌調整	Exchange adjustments	—	—	—	—	(2)	—	(2)	—
年終	End of year	—	8,207	7,876	11,244	14,304	6,358	47,989	35,623
賬面淨值	Net book value								
年終	End of year	233,300	32,404	3,194	4,432	3,815	1,437	278,582	325,289
年初	Beginning of year	269,800	34,437	4,993	8,581	5,674	1,804	325,289	295,765

12. 物業、廠房及設備(續)

12. PROPERTY, PLANT AND EQUIPMENT (cont'd)

(b) 以財務租約持有之固定資產賬面淨值約為240,000元(二零零零年:226,000元)。

(b) The net book value of fixed assets held under finance leases amounted to approximately $240,000 (2000: $226,000).

(c) 投資物業、土地及樓宇之賬面值分析如下:

(c) The carrying amounts of investment properties and land and buildings are analysed as follows:

		投資物業 Investment properties		土地及樓宇 Land and buildings	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
位於香港	In Hong Kong				
— 長期租約 (50年以上)	— Long-term leases (over 50 years)	**229,300**	265,800	**12,925**	12,550
— 中期租約 (10-50年)	— Medium-term leases (10-50 years)	**—**	—	**9,791**	7,973
位於中國	In the PRC				
— 長期租約 (50年以上)	— Long-term leases (over 50 years)	**4,000**	4,000	**619**	9,910
— 中期租約 (10-50年)	— Medium-term leases (10-50 years)	**—**	—	**7,565**	2,384
位於香港及中國以外地區	Outside Hong Kong and the PRC				
— 永久業權	— Freehold	**—**	—	**1,504**	1,620
		233,300	269,800	**32,404**	34,437

(d) 投資物業、土地及樓宇由獨立測量師Dudley Surveyors Limited於二零零一年十二月三十一日按公開市值進行重估。年內重估減值約36,500,000元(二零零零年::盈餘31,300,000元)已計入收益表。

(d) The investment properties were revalued on 31 December 2001 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis. During the year, revaluation deficit of approximately $36,500,000 (2000: surplus of $31,300,000) has been charged to the income statement.

(e) 賬面淨值合共約237,092,000元(二零零零年:273,773,000元)之投資物業及土地與樓宇均已按揭,作為本集團銀行信貸之抵押(見附註28)。

(e) Investment properties and land and buildings of total net book value of approximately $237,092,000 (2000: $273,773,000) are mortgaged as collateral for the Group's banking facilities (see Note 28).

13. 於附屬公司之投資　13. INVESTMENTS IN SUBSIDIARIES

		本公司 The Company 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
非上市股份一按成本值	Unlisted shares, at cost	**695,296**	695,296
減：減值撥備	Less: Provision for impairment in value	**(695,296)**	(495,296)
		—	200,000
貸款予附屬公司(a)	Loans to subsidiaries (a)	**99,861**	94,184
減：附屬公司之貸款撥備	Less: Provision for loans to subsidiaries	**(87,947)**	(69,891)
		11,914	24,293
應收附屬公司款項(b)	Amounts due from subsidiaries (b)	**847,537**	756,732
減：應收附屬公司之款項撥備	Less: Provision for amounts due from subsidiaries	**(438,082)**	(373,160)
		409,455	383,572
		421,369	607,865

(a) 給予附屬公司之貸款為無抵押，按商業貸款利率計算利息。本公司同意待日後附屬公司有能力還款時方向其要求還款。

(a) Loans to subsidiaries are unsecured and bear interest at commercial lending rates. The Company has agreed not to demand repayment from those subsidiaries until they are financially capable of doing so.

(b) 應收附屬公司款項為無抵押及免息。本公司同意待日後附屬公司有能力還款時方向其要求還款。

(b) Amounts due from subsidiaries are unsecured and non-interest bearing. The Company has agreed not to demand repayment from those subsidiaries until they are financially capable of doing so.

(c) 董事認為附屬公司於二零零一年十二月三十一日之資產值並不少於其賬面值。

(c) The directors are of the opinion that the underlying values of the subsidiaries are not less than their carrying values at 31 December 2001.

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

(d) 以下為本公司於二零零一年十二月三十一日之主要附屬公司之名單：

(d) The following is a list of the principal subsidiaries as at 31 December 2001:

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
爭輝有限公司 Brena Company Limited	香港 Hong Kong	500,000股 每股面值1港元 500,000 shares of $1 each	100	—	100	提供管理服務 Provision of management services
瑞和建築裝飾工程有限公司 Condo Construction Engineering Co., Ltd**	中國 The PRC	2,000,000美元 US$2,000,000	52	—	52	鋁窗及玻璃幕牆之安裝 Installation of aluminium window cases and curtain walls
瑞和工程有限公司 Condo Curtain Wall Company Limited	香港／澳門及中國 Hong Kong/Macau and the PRC	750,000股 每股面值1港元 750,000 shares of $1 each	52	—	52	玻璃幕牆及鋁窗之設計及安裝 Design and installation of curtain walls and aluminium window cases
瑞和工程(中國)有限公司 Condo Engineering (China) Limited	香港 Hong Kong	600,000股 每股面值1港元 600,000 shares of $1 each	52	—	52	投資控股、鋁窗及玻璃幕牆之安裝 Investment holding and installation of aluminium window cases and curtain walls
東莞百聞防火門有限公司 Dongguan Bridgman Fire Doors Limited	中國 The PRC	12,062,711元人民幣 RMB 12,062,711	52	—	52	製造防火門 Manufacturing of fire doors

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity: 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
東昌(香港)有限公司 Eastrend (Hong Kong) Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
銀豐工程有限公司 Enful Engineering Limited	香港 Hong Kong	100股每股面值1港元 500,000股無投票權遞延股每股面值1港元 100 shares of $1 each 500,000 non-voting deferred shares of $1 each	52	—	52	銷售及安裝防火材料及產品 Selling and installation of fire proofing materials and products
銀豐集團有限公司 Enful Holdings Limited	英屬處女群島／香港及中國 British Virgin Islands/ Hong Kong and the PRC	10,000股每股面值1美元 4股無投票權遞延股每股面值1美元 10,000 shares of US$1 each 4 non-voting deferred shares of US$1 each	52	—	52	投資控股 Investment holding
Fantasia Venture Limited Fantasia Venture Limited	英屬處女群島／中國 British Virgin Islands/ the PRC	1股面值1美元 1 share of US$1	100	—	100	投資控股 Investment holding
富利暉有限公司 Full Pacific Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
Geraldine Profits Limited Geraldine Profits Limited	英屬處女群島／香港 British Virgin Islands/ Hong Kong	1股面值1美元 1 share of US$1	100	—	100	投資控股 Investment holding
嘉仲有限公司 Goldchamp Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
嘉陽有限公司 Goldmass Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
鴻威置業有限公司 Great Way Properties Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
廣州市番禺區嘉駿化工有限公司 Guangzhou Panyu City Jia Jun Chemical Company Limited	中國 The PRC	人民幣500,000元 RMB 500,000	100	—	100	製造石油化工產品 Manufacturing of oil and chemical products
積架發展有限公司 Jaeger Development Limited	英屬處女群島 British Virgin Islands	1股面值1美元 1 share of US$1	100	—	100	投資控股 Investment holding
積架石油化工有限公司 Jaeger Oil & Chemical Company Limited	香港 Hong Kong	10股每股面值100港元 20,000股無投票權遞延股每股面值100港元 10 shares of $100 each 20,000 non-voting deferred shares of $100 each	100	—	100	石油及化工產品製造及貿易 Manufacturing and trading of oil and chemical products
積架石油化工集團有限公司 Jaeger Oil & Chemical Holdings Limited	英屬處女群島／香港及中國 British Virgin Islands/ Hong Kong and the PRC	100股每股面值1美元 100 shares of US$1 each	100	—	100	投資控股 Investment holding

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
Jaeger Trading (Overseas) Limited Jaeger Trading (Overseas) Limited	尼維斯群島 Island of Nevis	2股每股面值1愛爾蘭元 2 shares of IR£1 each	100	—	100	提供代理及顧問服務 Provision of agency and consultancy services
金文實業有限公司 Karman Industries Limited	香港 Hong Kong	1,000股每股面值1港元 1,000 shares of $1 each	100	—	100	證券買賣 Securities trading
傑濠有限公司 King Circle Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
傑鋒有限公司 King Fast Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
景禮發展有限公司 King Life Development Limited	香港 Hong Kong	1,000股每股面值1港元 1,000 shares of $1 each	100	-	100	為其他集團公司提供融資服務 Provision of financing for other group companies
龍科有限公司 Landcore Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
凌駿有限公司 Linkcheer Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
名浚有限公司 Metro Champion Limited	香港/中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

公司名稱 Name of company	註冊成立/營業地點 Place of incorporation/operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity: 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
ONFEM Finance Limited ONFEM Finance Limited	英屬處女群島/香港 British Virgin Islands/ Hong Kong	1,000股 每股面值1美元 1,000 shares of US$1 each	100	100	—	為其他集團公司提供融資服務 Provision of financing for other group companies
ONFEM Investments Limited ONFEM Investments Limited	英屬處女群島/香港 British Virgin Islands/ Hong Kong	100股 每股面值10美元 100 shares of US$10 each	100	100	—	投資控股 Investment holding
Pedviking Pty Limited Pedviking Pty Limited	澳洲 Australia	250股每股面值1澳元 250 shares of A$1 each	100	—	100	物業發展 Property development
多利加建設工程有限公司 Polycrown Construction Engineering Limited	中國 The PRC	5,000,000美元 US$5,000,000	51	—	51	電機及機械工程業務 Electrical and mechanical engineering works
多利加工程(集團)有限公司 Polycrown Engineering (Holdings) Limited	英屬處女群島/香港/中國 British Virgin Islands/ Hong Kong/ the PRC	100股 每股面值1美元 100 shares of US$1 each	51	—	51	投資控股 Investment holding
多利加工程有限公司 Polycrown Engineering Limited	香港 Hong Kong	1,000,000股每股面值0.01港元 1,000,000股無投票權遞延股每股面值1港元 1,000,000 shares of $0.01 each 1,000,000 non-voting deferred shares of $1 each	51	—	51	電機及機械工程業務 Electrical and mechanical engineering works

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

公司名稱 Name of company	註冊成立/營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
Polycrown International Engineering Limited Inc. Polycrown International Engineering Limited Inc.	巴拿馬共和國 Republic of Panama	500股 500 shares	51	—	51	貿易、市場推廣及設計 Trading, marketing and design
緯利有限公司 Rich Reward Limited	薩摩亞/挪威 Samoa/Norway	1股面值1美元 1 share of US$1	100	—	100	投資控股 Investment holding
上海金橋瑞和裝飾工程有限公司 Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd	中國 The PRC	2,040,000美元 US$2,040,000	47	—	47	鋁窗及玻璃幕牆之安裝 Trading and installation of aluminium window cases and curtain walls
德峰有限公司 Tacford Limited	香港/中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
德科有限公司 Tasko Limited	香港/中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
天業管理有限公司 Tinnex Management Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業管理 Property management
溢成置業有限公司 Top Gain Properties Limited	香港/中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
Virtyre Limited Virtyre Limited	香港 Hong Kong	2股每股面值10港元 2 shares of $10 each	100	—	100	物業投資 Property investment

13. 於附屬公司之投資(續) 13. INVESTMENTS IN SUBSIDIARIES (cont'd)

公司名稱 Name of company	註冊成立/營業地點 Place of incorporation/operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital *	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
Wellstep Management Limited Wellstep Management Limited	英屬處女群島 British Virgin Islands/Hong Kong	30,000股每股面值1美元 30,000 shares of US$1 each	52	—	52	投資控股 Investment holding
威凌有限公司 Weslink Limited	香港/中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
燊利有限公司 Wilson Murray Far East Limited	香港 Hong Kong	100股每股面值10港元 100 shares of $10 each	100	—	100	證券買賣 Securities trading
珠海東方海天置業有限公司*** Zhuhai (Oriental) Blue Horrison Properties Company Limited ***	中國 The PRC	人民幣44,000,000元 RMB44,000,000	80	—	80	物業發展 Property development

* 除另有指明外,所持有之股份類別均屬普通股。截至二零零一年十二月三十一日止年度內任何時間,各附屬公司概無發行任何借貸股本。

* The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2001.

13. 於附屬公司之投資(續)

** 瑞和建築裝飾工程有限公司(「瑞和建築」)乃一間於中國設立之合作合營公司，營運期為期30年，直至二零二七年為止。根據合營公司協議之條款，瑞和建築承諾每年支付中方合營者固定金額300,000元人民幣。本集團有權分享向中方合營者作出分派後之所有溢利/虧損。於合營期完結時，瑞和建築之資產分派方法將由合營雙方商討作出。

*** 珠海東方海天置業有限公司為於中國成立之中外合資合營公司，經營為期9年，直至二零零七年為止。

(e) 年內，本集團出售一間非主要附屬公司，代價為零(二零零零年：21,000元)。結果獲得約200,000元(二零零零年：1,815,000元)之收益。

(f) 本公司已承諾繼續對於二零零一年十二月三十一日所有出現負債淨額之附屬公司日後營運提供資助。

13. INVESTMENTS IN SUBSIDIARIES (cont'd)

** Condo Construction Engineering Co., Ltd ("Condo Construction") is a cooperative joint venture established in the PRC with an operating period of 30 years extending to 2027. Pursuant to the terms as stipulated in the joint venture agreement, Condo Construction will pay a fixed annual guaranteed distribution of RMB300,000 to the Chinese joint venture partner. The Group is entitled to share all the profit/losses of Condo Construction after the distribution to the Chinese joint venture partner. The method of distribution of the assets of Condo Construction at the end of the joint venture period is subject to the negotiation between both joint venture partners.

*** Zhuhai (Oriental) Blue Horrison Properties Company Limited is a sino-foreign equity joint venture established in the PRC with an operating period of 9 years extending to 2007.

(e) During the year, the Group disposed of a non-principal subsidiary at zero consideration (2000: $21,000), resulting in a gain of approximately $200,000 (2000: $1,815,000).

(f) The Company has undertaken to provide continuing support to finance the future operations of all the subsidiaries that were at net liability position as at 31 December 2001.

14. 非買賣證券 14. NON-TRADING SECURITIES

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
上市證券賬面值	Listed, at carrying value		
— 香港上市	— in Hong Kong	**22,115**	15,654
— 香港以外地區上市	— overseas	**12,504**	18,519
		34,619	34,173
非上市證券成本值(a)	Unlisted, at cost (a)	**243,600**	243,600
減：減值撥備	Less: Provision for impairment in value	**(243,600)**	(121,800)
		—	121,800
		34,619	155,973
上市股份證券之公開市值	Quoted market value of listed securities	**34,619**	34,173

(a) 二零零一年十二月三十一日，本集團持有Greater Beijing Region Expressways Limited(「GBRE」)普通股本約15.3%(二零零零年：15.3%)。GBRE於英屬處女群島註冊成立。根據香港特別行政區高等法院於二零零零年六月十二日向GBRE主要附屬公司Greater Beijing First Expressways Limited(「GBFE」)發出之清盤令，清盤人已扣留GBFE之所有財務資料。GBRE之原投資成本約為244,000,000元。該項投資於二零零零年十二月三十一日之帳面值約為122,000,000元。本年度，本集團進一步作出約122,000,000元之撥備，因此，於二零零一年十二月三十一日，該項投資已獲全額撥備。

(a) As at 31 December 2001, the Group held approximately 15.3 per cent (2000: 15.3 per cent) of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of the Hong Kong Special Administrative Region ("HKSAR") against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. The original investment cost of GBRE is approximately $244 million. The carrying value of this investment was approximately $122 million as at 31 December 2000. The Group made a further provision of approximately $122 million during the year such that this investment was fully provided for as at 31 December 2001.

15. 其他資產 15. OTHER ASSETS

		本集團 The Group		本公司 The Company	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
可轉讓債券	Transferrable debentures	**1,492**	1,492	**1,492**	1,492
其他	Others	**781**	345	**—**	—
		2,273	1,837	**1,492**	1,492

16. 存貨 16. INVENTORIES

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
製造及貿易 (a)	*Manufacturing and trading (a)*		
原料	Raw materials	**12,380**	9,052
在製品	Work in progress	**8,675**	172
製成品 (c)	Finished goods (c)	**12,897**	14,181
		33,952	23,405
減：陳舊存貨撥備	Less: Provision for inventory obsolescence	**(6,170)**	(934)
		27,782	22,471
位於中國之發展中物業 (b)	Properties under development — located in the PRC (b)	**211,719**	167,055
位於澳洲之待售物業	Properties held for sale — located in Australia	**6,986**	6,986
位於中國之持作出售機器	Machinery held for sale — located in the PRC	**4,713**	—
減：變現淨值撥備	Less: Provision for net realisable value	**(3,714)**	—
		999	—
位於中國之待售土地	Land held for sale — located in the PRC	**—**	3,500
		247,486	200,012

16. 存貨(續)

(a) 若干存貨已用作銀行信託收據貸款之抵押(見附註28)。

(b) 發展中物業預期將於一年後收回。所有其他存貨預期將於一年內收回。

(c) 製成品中包括約104,000元(二零零零年:無)之存貨,按可變現淨值入賬。

16. INVENTORIES (cont'd)

(a) Certain inventories are held under trust receipt bank loans (see Note 28).

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

(c) Included in finished goods are inventories of approximately $104,000 (2000: Nil) that are stated at their net realisable values.

17. 應收賬款及其他應收款項

17. TRADE AND OTHER RECEIVABLES

		本集團 The Group		本公司 The Company	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
貿易及合約應收賬款淨額(a)	Trade and contract receivables, net (a)	**113,207**	154,230	**—**	—
應收保證金	Retention receivable	**24,767**	20,042	**—**	—
按金	Deposits	**3,753**	1,861	**—**	—
其他應收賬款	Sundry debtors	**—**	27,200	**—**	20,378
預付款項	Prepayments	**918**	42,797	**83**	117
其他	Others	**7,818**	6,268	**963**	2,136
		150,463	252,398	**1,046**	22,631

17. 應收賬款及其他應收款項（續） 17. TRADE AND OTHER RECEIVABLES (cont'd)

(a) 貿易及合約應收賬款之賬齡分析如下： (a) The aging analysis of trade and contract receivables is as follows:

		本集團 The Group	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
0至30日	0 - 30 days	**32,964**	31,644
31至60日	31 - 60 days	**26,630**	11,565
61至90日	61 - 90 days	**12,917**	26,717
90日以上	Over 90 days	**119,825**	115,689
		192,336	185,615
減：呆壞賬撥備	Less: Provision for bad and doubtful debts	**(79,129)**	(31,385)
		113,207	154,230

本集團給予客戶之信貸期一般平均自發票日期起計30日至60日。

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

部份合約應收賬款用作本集團部份銀行信貸之抵押（見附註28）。

Certain contract receivables are pledged as securities for certain banking facilities of the Group (see Note 28).

18. 建築合約 18. CONSTRUCTION CONTRACTS

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
成本加應佔溢利減就可預見將來之虧損所作撥備	Cost plus attributable profits less allowances for foreseeable losses	**1,575,888**	1,258,998
減：已收及應收工程進度費	Less: Progress billings received and receivable	**(1,574,225)**	(1,175,434)
		1,663	83,564
即：	Representing:		
應收客戶之合約工程總數	Gross amounts due from customers for contract work	**33,877**	121,887
應付客戶之合約工程總數	Gross amounts due to customers for contract work	**(32,214)**	(38,323)
		1,663	83,564

19. 買賣證券 19. TRADING SECURITIES

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
香港上市證券之賬面值	Listed in Hong Kong, at carrying value	**4,297**	3,286
非香港上市證券之賬面值	Unlisted in Hong Kong, at carrying value	**15,564**	15,564
		19,861	18,850
上市股份證券之公開市值	Quoted market value of listed securities	**4,297**	3,286

20. 現金及銀行存款 20. CASH AND BANK DEPOSITS

		本集團 The Group		本公司 The Company	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
銀行存款(a)	Deposits with banks (a)	**279,155**	329,322	**216,540**	325,706
手頭現金	Cash on hand	**305**	35,529	**—**	673
		279,460	364,851	**216,540**	326,379

(a) 於二零零一年十二月三十一日，本集團及本公司部份銀行存款約36,000,000元被某家銀行凍結。董事會經咨詢本集團之法律顧問律師後認為，本集團擁有法律權利取回被凍結之銀行存款，故對本集團財務不會有任何重大影響。

(a) As at 31 December 2001, certain bank deposits of the Group and the Company of approximately $36,000,000 were frozen by a bank. The directors, based on legal advice from the Group's legal counsel, are of the opinion that the Group has the legal right to withdraw the frozen bank deposits and there will not be any expected significant financial impact on the Group.

21. 應付賬款及其他應付款項 21. TRADE AND OTHER PAYABLES

		本集團 The Group		本公司 The Company	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
貿易及合約應付賬款(a)	Trade and contract payables (a)	**97,786**	128,071	**89**	190
應付票據	Bills payable	**6,911**	—	**—**	—
應付土地成本(b)	Land cost payable (b)	**28,285**	37,192	**—**	—
應計及應付建築成本	Accruals and payable for construction costs	**67,238**	59,963	**2,578**	3,861
臨時收款	Temporary receipts	**3,749**	—	**—**	—
已收租金按金	Rental deposits received	**922**	1,242	**—**	—
撥備(c)	Provisions (c)	**7,236**	—	**98,260**	—
其他	Others	**9,858**	3,097	**—**	—
		221,985	229,565	**100,927**	4,051

21. 應付賬款及其他應付款項（續） 21. TRADE AND OTHER PAYABLES *(cont'd)*

(a) 貿易及合約應付賬款之賬齡分析如下：

(a) *The aging analysis of trade and contract payables is as follows:*

		本集團 The Group	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
0至30日	0 - 30 days	**15,492**	68,146
31至60日	31 - 60 days	**9,089**	15,261
61至90日	61 - 90 days	**7,500**	5,544
90日以上	Over 90 days	**65,705**	39,120
		97,786	128,071

(b) 應付土地成本指在中國珠海發展中物業之尚欠地價。

(b) Land cost payable represents outstanding land premium in respect of the properties under development in Zhuhai, the PRC.

21. 應付賬款及其他應付款項（續） 21. TRADE AND OTHER PAYABLES (cont'd)

(c) 撥備 (c) Provisions

		本集團 The Group		本公司 The Company	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
年初	Beginning of year	—	—	—	—
年內撥備	Provisions made during the year				
— 分包商就部份合約工程提出之索償[i]	— claims from subcontractors for certain contract work [i]	7,028	—	—	—
— 銀行擔保[ii]	— bank guarantees [ii]	—	—	98,260	—
— 其他	— others	208	—	—	—
年終	End of year	7,236	—	98,260	—

(i) 本年度內，若干分包商及其他第三方就部份合約工程對本集團提出數項索償。本集團已就估計之賠償及費用作出合共7,028,000元撥備（二零零零年：無）。由於撥備貼現影響不大，故並無將撥備予以貼現。預計該等索償之大部份將在下一個財政年度清償。

(i) During the year, several claims were served against the Group by subcontractors and other third parties in respect of certain contract work. A total provisions of $7,028,000 (2000: Nil) have been made for estimated compensation and expenses, which have not been discounted as the effect of discounting is not material. The majority of these claims are expected to be settled in the next financial year.

(ii) 該款項指本集團就若干附屬公司獲發放之銀行融資而向若干銀行提供之公司擔保而作出之撥備。

(ii) The amount represents provisions made for corporate guarantees provided to various banks in respect of banking facilities extended to certain subsidiaries.

22. 短期借貸 22. SHORT-TERM BORROWINGS

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
銀行透支	Bank overdrafts	**76,162**	32,560
信托收據銀行貸款	Trust receipt bank loans	**31,647**	15,078
有抵押銀行貸款	Secured bank loans	**60,089**	65,098
長期銀行貸款之即期部分	Current portion of long-term bank loans	**36,617**	76,993
		204,515	189,729

23. 長期借貸 23. LONG-TERM BORROWINGS

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
有抵押銀行貸款	Secured bank loans		
須於一年內償還	Repayable within one year	**36,617**	76,993
須於兩年內償還	Repayable in the second year	**193**	36,631
須於三至五年內償還	Repayable in the third to fifth years	**624**	539
須於五年後償還	Repayable beyond five years	**757**	1,059
		38,191	115,222
減：須於一年內償還並列作流動負債之數額	Less: Amounts repayable within one year included under current liabilities	**(36,617)**	(76,993)
		1,574	38,229
其他無抵押貸款(a)	Other unsecured loans (a)		
須於三至五年內償還	Repayable in the third to fifth years	**—**	41
須於五年後償還	Repayable beyond five years	**1,666**	1,680
		1,666	1,721
財務租約債務現值(b)	The present value of obligations under finance leases (b)		
須於一年內償還	Repayable within one year	**116**	83
須於兩至五年償還	Repayable in the second to fifth years	**134**	142
		250	225
		3,374	40,092

23. 長期借貸(續) 23. LONG-TERM BORROWINGS (cont'd)

(a) 其他無抵押貸款指少數投資者所借出之無抵押及免息、且毋須於一年內償還之貸款。

(a) Other unsecured loans represent loans from minority investors, which are unsecured, non-interest bearing and will not be repayable within one year.

(b) 財務租約債務

(b) Obligations under finance leases

		本集團 The Group	
		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
根據財務租約應付之最低租金總額	Total minimum lease payments under finance leases		
須於一年內償還	Repayable within one year	**136**	104
須於兩至五年償還	Repayable in the second to fifth years	**159**	243
		295	347
減：融資費用	Less: Finance charges	**(45)**	(122)
		250	225

24. 遞延稅項

24. DEFERRED TAXATION

本集團並無在財務報表作出撥備之遞延稅項資產如下：

Potential deferred taxation assets for which no provision has been made in the financial statements comprise:

		本集團 The Group 二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
折舊費用超逾折舊準備之差額	Depreciation charges in excess of depreciation allowances	**58**	225
稅務虧損	Tax losses	**57,454**	18,624
其他	Others	**—**	60
		57,512	18,909

由于未能肯定上述遞延稅項資產能否於可預見將來變現，故此該等資產淨值並無計入財務報表。

The above net deferred taxation assets have not been recognised in the financial statements as it is not certain whether these assets can be crystallised in the foreseeable future.

25. 股本

25. SHARE CAPITAL

		二零零一年 2001 股數 No. of shares 千股 ('000)	金額 Amount 千元 ($'000)	二零零零年 2000 股數 No. of shares 千股 ('000)	金額 Amount 千元 ($'000)
法定	Authorised:				
每股面值0.1元普通股	Ordinary shares of $0.1 each	**2,000,000**	**200,000**	2,000,000	200,000
已發行及繳足：	Issued and fully paid:				
每股面值0.1元普通股	Ordinary shares of $0.1 each	**772,182**	**77,218**	772,182	77,218

26. 儲備 26. RESERVES

(a) 本年度儲備之變動例示如下：

(a) Movements in reserves during the year are as follows:

本集團 The Group

		股份溢價 Share premium 千元 ($'000)	繳納盈餘(b) Contributed surplus(b) 千元 ($'000)	儲備 Capital redemption reserve 千元 ($'000)	投資重估儲備 Investment revaluation reserve 千元 ($'000)	保留盈利（累積虧損） Retained earnings (Accumulated deficit) 千元 ($'000) (附註33) (Note 33)	合計 Total 千元 ($'000)
於二零零零年一月一日	At 1 January 2000						
— 如以前所呈報	— as previously reported	409,738	432,967	769	—	80,293	923,767
— 有關先前從繳納盈餘註銷之商譽減值虧損之上年調整（見附註33）	— prior year adjustment in respect of impairment losses of goodwill previously written off against contributed surplus (see Note 33)	—	170,485	—	—	(170,485)	—
— 重列	— as restated	409,738	603,452	769	—	(90,192)	923,767
換算海外附屬公司財務報表所產生之匯兌差額	Exchange difference on translation of financial statements of overseas subsidiaries	—	(59)	—	—	921	862
非買賣證券之重估減值	Deficit on revaluation of non-trading securities	—	—	—	(18,693)	—	(18,693)
清盤／出售附屬公司變現之商譽	Goodwill released on liquidation/ disposal of subsidiaries	—	28	—	—	—	28
附屬公司清盤／出售時變現之繳納盈餘	Realisation of contributed surplus on liquidation/disposal of a subsidiary	—	(1,847)	—	—	—	(1,847)
清盤／出售附屬公司時變現累計匯兌儲備	Realisation of cumulative translation reserve on liquidation/disposal of subsidiaries	—	—	—	—	(144)	(144)
本年度淨溢利	Net profit for the year	—	—	—	—	11,525	11,525
於二零零零年十二月三十一日	At 31 December 2000	409,738	601,574	769	(18,693)	(77,890)	915,498
換算海外附屬公司財務報表所產生之匯兌差額	Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	(1,397)	(1,397)
投資重估儲備項下先前入賬之非買賣證券減值	Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	—	—	18,693	—	18,693
清盤／出售附屬公司時變現之繳納盈餘	Realisation of contributed surplus on liquidation/disposal of a subsidiary	—	(159)	—	—	—	(159)
本年度虧損淨額	Net loss for the year	—	—	—	—	(373,734)	(373,734)
於二零零一年十二月三十一日	At 31 December 2001	409,738	601,415	769	—	(453,021)	558,901

26. 儲備(續) 26. RESERVES (cont'd)

本年度儲備之變動例示如下：

		本公司 The Company				
		股份溢價 Share premium 千元 ($'000)	繳納盈餘(b) Contributed surplus(b) 千元 ($'000)	資本購回儲備 Capital redemption reserve 千元 ($'000)	保留盈利(累積虧損) Retained earnings (Accumulated deficit) 千元 ($'000)	合計 Total 千元 ($'000)
於二零零零年一月一日	At 1 January 2000	409,738	575,220	769	98,566	1,084,293
該年度虧損淨額	Loss for the year	—	—	—	(119,899)	(119,899)
於二零零零年十二月三十一日	At 31 December 2000	409,738	575,220	769	(21,333)	964,394
本年度虧損淨額	Loss for the year	—	—	—	(387,924)	(387,924)
於二零零一年十二月三十一日	At 31 December 2001	409,738	575,220	769	(409,257)	576,470

(b) 繳納盈餘主要指本公司於收購ONFEM Investment Limited股份之公平價值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，繳納盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派繳納盈餘：(i)倘本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值少於其負債、已發行股本及股份溢價賬之總和。

(c) 本公司於二零零一年十二月三十一日可供分派予股東之儲備總額約為166,732,000元（二零零零年：554,656,000元）。

(b) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited, acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contribution surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium account.

(c) At 31 December 2001, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately $166,732,000 (2000: $554,656,000).

27. 綜合現金流量表附註

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) 除稅前溢利(虧損)與經營業務現金流出淨額之對賬

(a) Reconciliation of (loss) profit before tax to net cash outflow from operating activities

		附註 Note	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
除稅前(虧損)溢利	(Loss) Profit before tax		**(382,803)**	8,305
利息收入	Interest income		**(24,509)**	(34,822)
利息支出	Interest expense		**8,731**	14,505
折舊	Depreciation		**6,580**	7,248
物業、廠房及設備虧損	Impairment loss of property, plant and equipment		**7,543**	3,069
出售物業、廠房及設備虧損	Loss on disposal of property, plant and equipment		**100**	152
投資物業重估虧損(收益)	Loss (Gain) on revaluation of investment properties		**36,500**	(31,300)
清盤/出售附屬公司之收益	Gain on liquidation/disposal of a subsidiary	27(b)	**(200)**	(1,815)
上市投資股息收入	Dividend income from listed investments		**(885)**	(729)
非買賣證券減值撥備	Provision for impairment in value of non-trading securities		**140,047**	—
陳舊存貨撥備	Provision for inventory obsolescence		**5,236**	347
待售土地可變現淨值(撥回)撥備	(Write-back of) Provision for net realisable value of land held for sale		**(409)**	1,000
持作銷售機器可變現淨值撥備	Provision for net realisable value of machinery held for sale		**3,714**	—
居間控股公司貸款撥備	Provision for loan to intermediate holding company		**23,803**	—
呆壞賬撥備(不包括其他應收帳款)	Provision for bad and doubtful debts (excluding a sundry debtor)		**47,744**	5,205
呆壞賬撥備—其他應收賬款	Provision for bad and doubtful debt-sundry debtor		**20,000**	—
應收客戶合約工程總撥備	Provision for gross amounts due from customers for contract work		**11,935**	—
中國稅項撥備	Provision for PRC taxes		**5,111**	—
重估買賣證券產生之未變現(收益)虧損	Unrealised (gain) loss on revaluation of trading securities		**(1,011)**	798
其他資產增加	Increase in other assets		**(436)**	(180)
存貨增加	Increase in inventories		**(51,302)**	(41,937)
應收居間控股公司之貸款淨額減少	Decrease in loan to intermediate holding company		**3,298**	1,549
應收/應付同系附屬公司之款項淨額減少(增加)	(Increase) Decrease in net amounts due from/to fellow subsidiaries		**(337)**	333
應收少數投資者之款項淨額減少(增加)	Decrease (Increase) in amounts due from minority investors		**2,645**	(10,021)
應收賬款及其他應收款項減少	Decrease in trade and other receivables		**33,540**	130,242
應收/應付客戶合約工程款項減少(增加)	Decrease (Increase) in net amount due from/to customers for contract work		**75,626**	(193,274)
已抵押存款增加	Increase in pledged deposits		**(14,082)**	(54,776)
已凍結存款增加	Increase in frozen deposits		**(36,000)**	—
應付居間控股公司之款項減少	Decrease in amount due to intermediate holding company		**(1,699)**	—
應付少數投資者之款項淨額減少	Decrease in amount due to a minority investor		**(11,277)**	—
應付賬款及其他應付款項增加(減少)	(Decrease) Increase in trade and other payables		**(6,793)**	20,727
其他負債增加	Increase in other liabilities		**186**	2,398
匯兌調整	Exchange adjustments		**8**	(11)
經營業務現金流出淨額	Net cash outflow from operating activities		**(99,396)**	(172,987)

27. 綜合現金流量表附註(續) 27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(b) 清盤／出售附屬公司 (b) Liquidation/Disposal of a subsidiary

		附註 Note	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
已收現金代價淨額	Net cash consideration received	27(c)	—	21
減：售出之淨(負債)資產	Less: Net (liabilities) assets disposed of			
物業、廠房及設備	Property, plant and equipment		—	120
應收賬款及其他應收款項	Trade and other receivables		651	801
現金及銀行存款	Cash and bank deposits		62	2,195
應付賬款及其他應付款項	Trade and other payables		(787)	(2,781)
			(74)	335
加：少數投資者權益	Add: Minority interests		(33)	166
綜合產生之商譽	Goodwill arising on consolidation		—	(28)
變現繳納盈餘	Realisation of contributed surplus		159	1,847
變現累計匯兑儲備	Realisation of cumulative translation reserve		—	144
			126	2,129
清盤／出售附屬公司之收益	Gain on liquidation/disposal of a subsidiary	27(a)	200	1,815

(c) 有關清盤／出售一間附屬公司之現金及銀行存款流出淨額分析 (c) Analysis of net outflow of cash and bank deposits in respect of the liquidation/disposal of a subsidiary

		附註 Note	二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
已收現金代價淨額	Net cash consideration received	27(b)	—	21
出售所得之現金及銀行存款	Cash and bank deposits disposed of		(62)	(2,195)
			(62)	(2,174)

27. 綜合現金流量表附註(續) 27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(d) 年內融資變動之分析 (d) Analysis of changes in financing during the year

		短期及長期借貸(不包括銀行透支及信托收據銀行貸款) Short-term and long-term borrowings (excluding bank overdrafts and trust receipt bank loans) 千元 ($'000)	少數投資者權益 Minority interests 千元 ($'000)
於二零零零年一月一日	At 1 January 2000	194,597	62,838
償還借貸淨額	Net repayment of borrowings	(77,420)	—
新增借貸	New borrowings	65,089	—
少數投資者應佔虧損	Share of loss by minority investors	—	(5,611)
少數投資者投入資本	Capital contribution from a minority investor	—	1,623
清盤／出售一間附屬公司而引致之減幅	Decrease arising from liquidation/ disposal of a subsidiary	—	(166)
於二零零零年十二月三十一日	At 31 December 2000	182,266	58,684
償還借貸淨額	Net repayment of borrowings	(139,762)	—
新增借貸	New borrowings	57,692	—
少數投資者應佔虧損	Share of loss by minority investors	—	(23,013)
少數投資者投入資本	Capital contribution from a minority investor	—	312
清盤／出售一間附屬公司而引致之增幅	Increase arising from liquidation/ disposal of a subsidiary	—	33
於二零零一年十二月三十一日	At 31 December 2001	100,196	36,016

27. 綜合現金流量表附註(續) 27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(e) 現金及現金等值項目 (e) Cash and cash equivalents

		二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)
現金及銀行存款 (不包括凍結存款)	Cash and bank deposits (excluding frozen deposits)	**243,460**	364,851
銀行透支	Bank overdrafts	**(76,162)**	(32,560)
信托收據銀行貸款	Trust receipt bank loans	**(31,647)**	(15,078)
		135,651	317,213

28. 銀行信貸

本集團於二零零一年十二月三十一日之銀行信貸合共約292,636,000元(二零零零年：375,563,000元)，而同日之未動用信貸約為51,434,000元(二零零零年：51,967,000元)。信貸之抵押包括：

(a) 本集團及本公司分別約132,598,000元(二零零零年：118,516,000元)及114,168,000元(二零零零年：89,019,000元)之定期存款；

(b) 賬面值合共約237,092,000元(二零零零年：273,773,000元)之若干投資物業、土地及樓宇；

(c) 若干建築合約之進度費；

(d) 本集團以信託收據貸款安排持有之若干存貨；及

(e) 本集團所作之公司擔保。

28. BANKING FACILITIES

Aggregate banking facilities of the Group as at 31 December 2001 were approximately $292,636,000 (2000: $375,563,000), of which the unused facilities as at the same date amounted to approximately $51,434,000 (2000: $51,967,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately $132,598,000 (2000: $118,516,000) and of the Company of approximately $114,168,000 (2000: $89,019,000);

(b) certain investment properties, and land and buildings with an aggregate carrying amount of approximately $237,092,000 (2000: $273,773,000);

(c) progress billings of certain construction contracts;

(d) certain of the Group's inventories held under trust receipt loan arrangements; and

(e) corporate guarantee given by the Group.

29. 承擔

29. COMMITMENTS

(a) 本集團於二零零一年十二月三十一日並無在賬項撥備之未償付資本承擔如下：

(a) Capital commitments of the Group outstanding at 31 December 2001 not provided for in the accounts are as follows:

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
已授權及訂約	Authorised and contracted for		
購買固定資產、廠房及設備	Purchase of property, plant and equipment	**155**	2,680
向附屬公司注資	Capital contribution in a subsidiary	**—**	4,902
發展中物業	Properties under development	**137,485**	52,868
		137,640	60,450

(b) 於二零零一年十二月三十一日本集團根據租賃物業之不可撤回之經營租約承擔約為13,253,000元（二零零零年 — 4,509,000元）。根據不可撤回經營租約支付之日後最低租金詳情如下：

(b) *As at 31 December 2001, the Group's commitments in respect of* rented premises under non-cancellable operating leases amounted to approximately $13,253,000 (2000: $4,509,000). Details of the total future minimum lease payments under non-cancellable operating leases are as follows:

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
應付之日後最低租金	Total future minimum lease payments payable:		
一年內	Within one year	**3,410**	1,542
一年後但五年內	After one year but within five years	**2,123**	2,528
五年後	After five years	**7,720**	439
		13,253	4,509

29. 承擔(續)

(c) 本集團根據經營租約出租投資物業。該等租約期通常為一至四年，在重新商洽所有條款後，可選擇續約。所有租約均不包括或然租賃。

於二零零一年十二月三十一日，根據不可撤回經營租約應收之日後最低租金如下：

29. COMMITMENTS (cont'd)

(c) The Group leases out investment properties under operating leases. The leases typically run for initial periods of one to four years, with an option to renew the leases when all terms are renegotiated. None of the leases includes contingent rentals.

At 31 December 2001, the total future minimum lease payments receivable under non-cancellable operating leases are as follows:

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
不超過一年	Not later than one year	**11,643**	12,738
一年以上五年以下	Later than one year and not later than five years	**7,244**	12,279
		18,887	25,017

30. 退休金計劃

本集團為若干合資格之僱員(「僱員」)提供一項定額供款退休金計劃(「退休金計劃」)。本集團須以僱員月薪5%至10%之比率作為計劃之每月供款。而倘僱員自加入本集團之日起計服務滿10年，則可於退休或離職時領取僱主全部供款連同應計利息；倘自加入本集團之日起計服務滿2至9年，則可領取僱主供款之10%至95%。然而，自國家有色金屬工業局(「有色金屬工業局」)調派之僱員可於退休或離職時領取僱主全部供款連同應計利息。

當香港特別行政區政府於二零零零年十二月一日推出強制性公積金計劃(一項由獨立信託人管理之定額供款計劃)後，香港各附屬公司及僱員須根據公積金法例之規定每月按僱員薪金5%分別作出供款。香港各附屬公司及僱員之供款上限均為每月1,000元，超過此數額之額外供款屬自願性質，並不受任何限制。

30. PENSION SCHEME

Defined contribution pension schemes (the "Pension Schemes") are provided to certain eligible employees employed by the Group. The Group is required to make monthly contributions to the schemes at rates ranging from 5% to 10% of the employees' monthly salary. Employees under the defined contribution schemes are entitled to 100% of the employer's contribution and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 10% and 95% after completing 2 to 9 years of service from the date of joining the Group. However, employees seconded from the State Nonferrous Metals Industry Administration ("SNMIA") are entitled to 100% of the employer's contribution and the accrued interest upon retirement or at any time leaving the Group.

With the introduction of the MPF, a defined contribution scheme managed by an independent trustee, by the government of the HKSAR on 1 December 2000, each of the Hong Kong subsidiaries and those employees not eligible to join the Pension Schemes make monthly contributions to the scheme at 5% of the employees' cash income as defined under the MPF legislation. Contributions of each of the Hong Kong subsidiaries and their employees are subject to a maximum amount of $1,000 per month and thereafter contributions are voluntary and are not subject to any limitation.

30. 退休金計劃(續) 30. PENSION SCHEME (cont'd)

僱主供款總數扣除被沒收之供款之數額為：

The aggregate employer's contributions, net of forfeited contributions, amounted to:

		二零零一年 2001 千元 ($'000)	二零零零年 2000 千元 ($'000)
僱主供款	Employer's contribution	**2,430**	1,826
減：用以抵銷僱主供款之沒收供款	Less: Forfeited contributions utilised to offset employer's contribution	**(507)**	(487)
		1,923	1,339

於二零零一年十二月三十一日，因僱員於全數領取供款前退出計劃而沒收之供款約為86,000元(二零零零年：79,000元)，其可用作扣減本集團日後應付之供款。

As at 31 December 2001, the amount of forfeited contributions arising from employees leaving the scheme before becoming fully vested and which was available to reduce the contributions payable by the Group in the future was approximately $86,000 (2000: $79,000).

本集團所有中國僱員均可享有退休保障，僱員退休金由政府資助之獨立管理退休計劃按月支付。個別人士之退休金乃根據該計劃之保單所指定之有關公式計算。除僱員之供額外，本集團須按中國僱員底薪之固定比例就該計劃作出供款。

All the PRC employees of the Group are entitled to a monthly pension payable by an independently managed retirement plan sponsored by the government. The individual pension is calculated according to the applicable formula specified in the insurance policies of the plan. The Group is required to contribute to the plan at a fixed percentage of basic salary of the PRC employees in addition to the amount contributed by the employees.

31. 或有負債

於二零零一年十二月三十一日存在之或有負債如下：

(a) 本集團就有關建築合約責任而向建築合約僱主作出之擔保約92,754,000元（二零零零年：85,205,000元）。

(b) 本公司就若干附屬公司所獲多間銀行信貸而向銀行作出之公司擔保約255,103,000元（二零零零年：220,723,000元）。於二零零一年十二月三十一日，本公司財務報表（見附註21(c)計有該等公司擔保撥備合共約98,260,000元（二零零零年：零）。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團計有未結算之應付稅款。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定額外費用（倘有），本集團並無為此作出撥備。董事認為該事宜不會對本集團之財務造成任何重大影響。

(d) 本集團未有就簽約工程因第三者索償計有若干未清償訴訟總額約12,440,000港元（二零零零年：無）作出撥備。董事認為該事項不會對本集團之財務造成任何重大影響。

31. CONTINGENT LIABILITIES

At 31 December 2001, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of the obligations of the associated construction contracts amounting to approximately $92,754,000 (2000: $85,205,000).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately $255,103,000 (2000: $220,723,000). As at 31 December 2001, the Company had a total provision of approximately $98,260,000 (2000: Nil) in respect of such corporate guarantees in the Company's financial statements (see Note 21(c)).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has unsettled tax payables which may result in potential additional charges. No provision has been made by the Group since the amount of additional charges, if any, cannot be reliably determined. The directors are of the opinion that this matter will not have any significant financial impact on the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately $12,440,000 (2000: Nil) in aggregate in respect of contract works and no provision has been made by the Group. The directors are of the opinion that this matter will not have any significant financial impact on the Group.

32. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

(a) 本集團與關連人士之重大交易如下：

32. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The Group had the following material transactions with related parties:

		二零零一年 **2001** 千元 **($'000)**	二零零零年 2000 千元 ($'000)
向居間控股公司收取之利息收入	Interest income received from intermediate holding company	**2,451**	2,936
向同系附屬公司收購物業	Purchase of properties from fellow subsidiaries	**3,900**	—
應佔居間控股公司行政費用	Sharing of administrative costs of intermediate holding company	**2,863**	3,830

董事認為，所有上述與關連人士之交易均按一般商業條款訂定，並在本集團日常及一般業務過程中進行。

(b) **本集團**

關連人士結欠款項之條款如下：

(i) 向居間控股公司提供約23,803,000元之貸款為無抵押、按商業借貸利率計息，並須於二零零一年五月三十一日償還（二零零零年：27,101,000元）。本集團確認就該借貸之利息收入為約2,451,000元（二零零零年：2,936,000元）。於二零零一年十二月三十一日，集團已對未清償借貸全部作了撥備。

(ii) 居間控股公司、同系附屬公司及少數投資者之其他結欠均為無抵押、不計息，且無固定還款期。

The directors consider that all of the above transactions with related parties were carried out on normal commercial terms and in the ordinary and normal course of business of the Group.

(b) **The Group**

The terms of the balances with related parties are as follows:

(i) The loan to intermediate holding company of approximately $23,803,000 (2000: $27,101,000) is unsecured, bearing interest at commercial lending rates and repayable on 31 May 2002. The Group recognised interest income of approximately $2,451,000 (2000: $2,936,000) for the loan. As at 31 December 2001, a full provision was made for the outstanding loan.

(ii) Other balances with intermediate holding company, fellow subsidiaries and minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

33. 採納香港新會計原則後應用之追溯性調整

根據註釋13「商譽 — 對先前從儲備中撇銷及計入儲備之商譽及負商譽之持續規定」之規定，評估商譽減值亦適用以前自繳納盈餘撇銷之商譽，該商譽於採納會計實務準則第30條之時將不重列。就以前自繳納盈餘中扣除之任何減值虧損確認為收益表之一項開支。會計實務準則第30條之修訂及註釋13須予反映，以符合會計實務準則第2條及會計準則準則第30條之過渡規定。

本集團已對其資產公平價值作出評估，包括以前自繳納盈餘中扣除之有關商譽。因此，本集團已於二零零零年十二月三十一日將先前呈報之繳納盈餘及累積盈餘追溯性重列為收購附屬公司產生之商譽減值107,485,000元。

33. ADJUSTMENT RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARD IN HONG KONG

In accordance with the provisions of Interpretation 13 "Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves", assessments of impairment of goodwill also apply to goodwill previously eliminated against contributed surplus which has not been restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against contributed surplus is to be recognised as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to contributed surplus. As a result, the Group has retrospectively restated their previously reported contributed surplus and retained earnings as at 31 December 2000 by $170,485,000 for the impairment of goodwill arising from the acquisitions of subsidiaries.

34. 最終控股公司

董事認為，最終控股公司為在庫克群島註冊成立之China Nonferrous Metals Holdings (Cook Islands) Limited。該公司以往由前國家有色金屬工業局（其為一個負責監督及管理中國的有色金屬行業的政府機關）擁有。根據中國國家經濟貿易委員會於二零零一年二月十九日頒佈之通知，國家有色金屬工業局在中國有色金屬行業重組過程中已被撤銷。

34. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company to be China Nonferrous Metals Holdings (Cook Islands) Limited, a company incorporated in the Cook Islands, which was previously ultimately held by SNMIA, a government institution responsible for the regulation and administration of the nonferrous industry in the PRC. Pursuant to a notice promulgated by the State Economic and Trade Commission of the PRC on 19 February 2001, SNMIA was removed in the course of the restructuring of the nonferrous metals industry in the PRC.

35. 資產負債表日後事項

香港特別行政區高等法院於二零零二年四月十日指令Ferrier Hodgson & Co. 之主管John Lees及Desmond Chiong為中國有色金屬（香港）集團有限公司（本公司當時之居間控股公司及控股股東）之臨時清盤人，並立即生效。本公司已要求臨時清盤人知會本公司有關中國有色金屬（香港）集團有限公司的任何重大變動，而該等變動可能對本公司產生重大影響。

35. EVENT AFTER THE BALANCE SHEET DATE

On 10 April 2002, the High Court of the HKSAR ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co., be appointed with immediate effect as the provisional liquidators of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), the intermediate holding company and the controlling shareholder of the Company for the time being. The Company has already requested the provisional liquidators to keep the Company informed of any material development of CNMG which may have an impact on the Group and the Company.

36. 批准賬目

該財務報表已於二零零二年四月二十三日獲董事會批准及授權刊發。

36. APPROVAL OF ACCOUNTS

The financial statements were approved and authorised for issue by the Board of Directors on 23 April 2002.

1. 持有作投資用途之主要物業 1. Major properties held for investment

地點 Location	現時用途 Existing use	租賃期 Lease term
香港中環雲咸街29號東方有色大廈 內地段1005號 ONFEM Tower, 29 Wyndham Street, Central, Hong Kong Inland Lot No. 1005	商業 Commercial	長期 Long
中國上海浦東張楊路海怡別墅怡翠閣8樓A及B座 Flat A and B on Level 8 of Yi Cui Court, Crest Villa, Zhang Yang Road, Pu Dong, Shanghai, the PRC	住宅 Residential	長期 Long

2. 主要待售物業 2. Major property held for sale

地點 Location	現有用途 Existing use	總樓面面積(平方米) Gross floor area (square metre)	本集團的權益 The Group's interest
Penthouse 801, 802 and 803, 10 Freeman Road, Chatswood, Sydney, Australia	住宅 Residential	353	100%

3. 主要發展中物業 3. Major property under development

地點 Location	施工階段 Stage of completion	預期落成日期 Expected completion date	擬定用途 Intended use	地盤面積／總樓面面積（平方米） Site area/ gross floor area (square metre)	本集團的權益 The Group's interest
中國廣東省珠海市香洲區吉大海景路與海洲路交界 At the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	正進行地下室結構工程 Basement structure works in progress	二零零三年十二月（第一期） December 2003 (Phase I)	住宅及商業 Residential and commercial	16,454/89,000	80%

五年財務概要 Five Year Financial Summary

		二零零一年 31.12.2001 千元 $'000	二零零零年 31.12.2000 千元 $'000	一九九九年 31.12.1999 千元 $'000	一九九八年 31.12.1998 千元 $'000	一九九七年 31.12.1997 千元 $'000
營業額	Turnover	**315,580**	470,641	1,130,877	1,630,889	1,836,468
經營(虧損)溢利	(Loss) Profit from operations	**(374,072)**	22,810	146,067	(128,992)	208,417
財務成本	Finance costs	**(8,731)**	(14,505)	(44,032)	(70,074)	(99,918)
分佔聯營公司溢利(虧損)	Share of profit of associated companies	**—**	—	—	—	4,738
除稅前(虧損)溢利	(Loss) Profit before taxation	**(382,803)**	8,305	102,035	(199,066)	113,237
稅項	Taxation	**(13,944)**	(2,391)	(32,481)	(34,416)	(32,245)
少數股東權益	Minority interests	**23,013**	5,611	(43,721)	(32,823)	(24,696)
股東應佔(虧損)溢利	(Loss) Profit attributable to shareholders	**(373,734)**	11,525	25,833	(266,305)	56,296
資產與負債	Assets and liabilities					
非流動資產	Non-current assets	**315,494**	483,099	477,199	1,132,574	1,433,338
流動資產淨值	Net current assets	**362,599**	610,791	680,032	700,900	686,693
資產總額減流動負債	Total assets less current liabilities	**678,093**	1,093,890	1,157,231	1,833,474	2,120,031
非流動負債	Non-current liabilities	**(5,958)**	(42,490)	(93,408)	(713,907)	(782,677)
可換股債券	Convertible bonds	**—**	—	—	(23,161)	(23,167)
少數股東權益	Minority interests	**(36,016)**	(58,684)	(62,838)	(173,812)	(136,008)
		636,119	992,716	1,000,985	922,594	1,178,179
股本	Share capital	**77,218**	77,218	77,218	77,218	77,745
儲備	Reserves	**558,901**	915,498	923,767	845,376	1,100,434
		636,119	992,716	1,000,985	922,594	1,178,179